UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Blueprint Medicines Corporation

(Name of Subject Company)

Blueprint Medicines Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09627Y109

(CUSIP Number of Class of Securities)

Kathryn Haviland

President and Chief Executive Officer

Blueprint Medicines Corporation

45 Sidney Street

Cambridge, Massachusetts 02139

(617) 374-7580

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Blueprint Medicines Corporation, a Delaware corporation (the “Company” or “Blueprint”). The address of the Company’s principal executive offices is 45 Sidney Street, Cambridge, Massachusetts 02139, and the telephone number of its principal executive offices is (617) 374-7580.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, $0.001 par value per share (each, a “Share” and, collectively, “Shares”). As of June 12, 2025, there were (i) 64,733,629 Shares issued and outstanding, (ii) 6,817,762 Shares subject to issuance pursuant to outstanding options to purchase Shares that are subject to time-based vesting conditions (each a “Company Stock Option”), (iii) 280,525 Shares subject to issuance with vesting conditioned in full or in part based on the achievement of performance goals or metrics (each a “Company PSU”), at target level of achievement, and (iv) 2,519,212 Shares subject to issuance pursuant to outstanding restricted stock units that are subject solely to time-based vesting conditions (each a “Company RSU”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for (i) $129.00 per Share in cash, without interest (the “Cash Offer Price”) and subject to any withholding of taxes required by applicable legal requirements, plus (ii) one (1) non-transferable contractual contingent value right per Share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest, upon the achievement of specified milestones on or prior to the expiration of the applicable milestone period set forth in the Contingent Value Rights Agreement described in further detail below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Aventis and Parent—Contingent Value Rights Agreement” (the “CVR” and, together with the Cash Offer Price, or any other amount paid pursuant to the Offer to the extent permitted under the Merger Agreement (as defined below), the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Aventis and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 17, 2025. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on July 16, 2025, unless extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 2, 2025, by and among Parent, Aventis Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”), Purchaser and the Company (as it may be amended from time to time, the “Merger

Agreement”). The consummation of the Offer is conditioned upon, among other things: (a) there being validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”)), and not validly withdrawn, prior to the expiration of the Offer, that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent, Aventis and Purchaser (together with their wholly owned subsidiaries) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary” for the Offer (as such terms are defined in Section 251(h) of the DGCL)), represents at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”); (b) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), in respect of the transactions contemplated by the Merger Agreement, having expired or been terminated and all other approvals, consents, or expiration of waiting periods set forth in the Merger Agreement shall have been obtained; (c) no judgment, order, injunction or law in effect enjoining, making illegal or otherwise prohibiting the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer and the Merger (as defined below); (d) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary thresholds and exceptions; (e) the Company’s compliance in all material respects with its material agreements or covenants contained in the Merger Agreement; and (f) the absence of a “company material adverse effect” (as defined in the Merger Agreement) after June 2, 2025 that is continuing as of the expiration of the Offer. The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, the Company will cease to be publicly traded and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”). The closing of the Merger (the “Closing”) will take place as soon as practicable following consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or on such other date as Parent and the Company may mutually agree. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent, the Company or any of their respective direct or indirect wholly owned subsidiaries (other than Purchaser), (iii) Shares irrevocably accepted by Purchaser for purchase in the Offer and (iv) Shares held by holders who are entitled to demand and properly exercise and perfect their respective demands for appraisal of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Consideration, without interest and subject to any withholding of taxes required by applicable legal requirements. In addition, at the Effective Time, except as otherwise provided below, (A) each Company Stock Option that is outstanding, whether vested or unvested, immediately prior to the Effective Time will fully vest, be cancelled and entitle the holder to receive for each Share subject to such Company Stock Option (i) the Cash Offer Price less the applicable exercise price per Share subject to such Company Stock Option and (ii) one (1) CVR (in each case, without interest and less applicable tax withholdings); (B) each Company RSU that is outstanding immediately prior to the Effective Time will fully vest, be cancelled and entitle the holder to receive the Offer Consideration for each Share subject to such Company RSU (without interest and less applicable tax withholdings); and (C) each Company PSU that is outstanding immediately prior to the Effective Time will fully vest (based on the greater of target and actual performance as of the Effective Time), be cancelled and entitle the holder to receive the Offer Consideration for each Share subject to such Company PSU (without interest and less applicable tax withholdings).

The foregoing treatment of the Company’s outstanding equity awards will not apply to fifty percent (50%) of the unvested Company Stock Options, Company RSUs and Company PSUs that were issued to employees in calendar year 2025 and are outstanding immediately prior to the Effective Time (the “Rollover Awards”). Instead, such Rollover Awards will be converted into cash-based awards based on the Cash Offer Price (less, in the case of Company Stock Options, the applicable exercise price per Share subject to such Company Stock Option) plus one (1) CVR for each Share subject to each award. Each converted Rollover Award (and the right to payments in respect thereof) will be subject to the terms and conditions (including vesting, forfeiture, settlement and acceleration provisions) that were applicable to the corresponding equity award immediately prior to the Effective Time; provided, that such converted Rollover Award (and the right to payments in respect thereof) shall vest upon the earliest of (A) the date the corresponding equity award would have vested pursuant to its terms, (B) the date that is six months following the closing date of the Merger (such closing date, the “Closing Date”), and (C) the date the holder of such Rollover Award is terminated by Parent, the Company or any of their respective subsidiaries, as applicable, without “cause” or the date such holder resigns for “good reason” (each as defined in the employment agreement or change in control severance plan applicable to such holder).

The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11—“The Merger Agreement; The CVR Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, each of which is incorporated herein by reference.

Purchaser has been formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent is 46, avenue de la Grande Armée, 75017 Paris, France, of Aventis is 55 Corporate Drive, Bridgewater, New Jersey 08807 and of Purchaser is 55 Corporate Drive, Bridgewater, New Jersey 08807.

For the reasons described below in the section entitled “Item 4. The Solicitation and Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board,” the Company’s Board of Directors (the “Company Board”) supports the Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (A) neither the Offer nor the Merger will be consummated and (B) the Company’s stockholders will not receive the Offer Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the “Investors & Media” page of the Company’s website at www.blueprintmedicines.com, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the information agent (the “Information Agent”) engaged by Purchaser for the Offer. Please call the Information Agent, toll-free at (877) 750-0831. Bankers and Brokers may call collect at (212) 750-5833. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(a) Arrangements with Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of May 30, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 586,786 Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options, unvested Company RSUs and unvested Company PSUs).

The following table sets forth (A) the number of Shares beneficially owned as of May 30, 2025, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company Stock Options, unvested Company RSUs and unvested Company PSUs) and (B) the maximum aggregate consideration that would be payable for such Shares pursuant to the Offer based on (i) the Cash Offer Price ($129.00 per Share) plus (ii) the maximum amount of contingent payments payable pursuant to one (1) CVR (i.e., $6.00 per Share).

Directors and Executive Officers	Number of Shares (#)	Consideration for Shares ($)
Non-Employee Directors
Jeffrey W. Albers, M.B.A.	142,513	$19,239,255
Daniella Beckman	7,467	$1,008,045
Alexis Borisy	71,918	$9,708,930
Lonnel Coats	—	—
Habib Dable, M.B.A.	3,900	$526,500
Mark Goldberg, M.D.	16,012	$2,161,620
Nicholas Lydon, Ph.D.	55,784	$7,530,840
Lynn Seely, M.D.	11,012	$1,486,620
John Tsai, M.D.	3,900	$526,500
Executive Officers
Percy H. Carter, M.B.A., Ph.D.	19,093	$2,577,555
Debra Durso-Bumpus	19,856	$2,680,560
Kathryn Haviland, M.B.A.	70,729	$9,548,415
Becker Hewes, M.D.	16,423	$2,217,105
Ariel Hurley	3,378	$456,030
Michael Landsittel, M.B.A.	43,175	$5,828,625
Philina Lee, Ph.D.	13,184	$1,779,840
Tracey L. McCain, Esq.	37,092	$5,007,420
Fouad Namouni, M.D.	31,957	$4,314,195
Christina Rossi, M.B.A.	19,393	$2,618,055
All executive officers and directors as a group (19 persons)	586,786	$79,216,110

Treatment of Equity Awards

Treatment of Company Stock Options

As of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested), other than fifty percent (50%) of each unvested Company Stock Option granted to employees of the Company or its subsidiaries during the 2025 calendar year and as agreed to with Parent (the “Rollover Options”), will become fully vested, be cancelled, and converted into the right to receive: (A) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of the Cash Offer Price over the exercise price per Share subject to such Company Stock Option; and (B) one (1) CVR for each Share subject to the Company Stock Option, payable in accordance with the terms of the CVR Agreement (as defined below).

As of the Effective Time, each Rollover Option that is outstanding immediately prior to the Effective Time (rounded up to the nearest whole number) will be cancelled and converted into a cash-based award (the “Converted Stock Option”), which will entitle the holder thereof to receive (A) one (1) CVR for each Share subject to such Rollover Option and (B) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the number of Shares subject to such Rollover Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Cash Offer Price over the applicable exercise price per Share subject to such Rollover Option. Each Converted Stock Option (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) that applied to the corresponding Company Stock Option immediately prior to the Effective Time, except that the Converted Stock Option will vest and become payable on the earliest of: (A) the date the corresponding Company Stock Option would have vested pursuant to the terms thereof; (B) the date that is six months following the Closing Date; and (C) the date of the employee’s termination without “cause” or resignation for “good reason” (as such terms are defined in the existing employment agreement or change in control severance plan applicable to such employee).

The Company’s executive officers and directors may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested and exercisable in accordance with their terms.

The following table sets forth the approximate value of the payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming, for purposes of this calculation, that (i) each such director and executive officer does not otherwise exercise any outstanding and vested stock options between May 30, 2025 and the Effective Time, (ii) Rollover Options converted into Converted Stock Options will fully vest and become payable and (iii) the CVRs will pay out in full). This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of May 30, 2025, and the consideration is based on (A) the Cash Offer Price ($129.00 per Share) plus the maximum amount of contingent payments payable pursuant to one (1) CVR (i.e., $6.00 per Share), net of the weighted average exercise price of such individual’s unvested and vested Company Stock Options, multiplied by (B) the total number of Shares subject to such Company Stock Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options (#)	Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options (Excluding Rollover Options) (#)	Consideration for Unvested Company Stock Options (Excluding Rollover Options) ($)	Number of Shares Subject to Rollover Options (#)	Consideration for Rollover Options ($)	Total Consideration for Company Stock Options in the Merger ($)
Non-Employee Directors
Jeffrey W. Albers, M.B.A.	560,175	$34,927,346	7,695	$362,171	—	—	$35,289,517
Daniella Beckman	17,600	$1,079,170	4,570	$131,890	—	—	$1,211,060
Alexis Borisy	31,975	$1,980,491	4,570	$131,890	—	—	$2,112,381
Lonnel Coats	56,799	$5,062,710	4,570	$131,890	—	—	$5,194,600
Habib Dable, M.B.A.	13,029	$985,756	4,791	$149,265	—	—	$1,135,021
Mark Goldberg, M.D.	42,884	$2,951,174	4,570	$131,890	—	—	$3,083,064
Nicholas Lydon, Ph.D.	42,884	$2,951,174	4,570	$131,890	—	—	$3,083,064
Lynn Seely, M.D.	75,611	$6,739,979	4,570	$131,890	—	—	$6,871,869
John Tsai, M.D.	11,483	$923,010	6,337	$287,616	—	—	$1,210,626

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options (#)	Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options (Excluding Rollover Options) (#)	Consideration for Unvested Company Stock Options (Excluding Rollover Options) ($)	Number of Shares Subject to Rollover Options (#)	Consideration for Rollover Options ($)	Total Consideration for Company Stock Options in the Merger ($)
Executive Officers
Percy H. Carter, M.B.A., Ph.D.	73,985	$4,350,086	44,173	$2,469,998	10,542	$405,129	$7,225,213
Debra Durso-Bumpus	134,656	$8,439,002	44,919	$2,547,724	10,542	$405,129	$11,391,855
Kathryn Haviland, M.B.A	259,650	$16,626,711	143,735	$8,152,314	33,734	$1,296,378	$26,075,403
Becker Hewes, M.D.	61,103	$3,285,061	43,356	$2,432,547	10,542	$405,129	$6,122,737
Ariel Hurley	47,055	$2,740,003	16,613	$956,609	3,358	$129,048	$3,825,660
Michael Landsittel, M.B.A	148,164	$9,497,095	44,919	$2,547,724	10,542	$405,129	$12,449,948
Philina Lee, Ph.D.	29,349	$1,715,382	43,356	$2,432,547	10,542	$405,129	$4,553,058
Tracey L. McCain, Esq.	225,064	$16,139,830	44,919	$2,547,724	10,542	$405,129	$19,092,683
Fouad Namouni, M.D.	140,975	$7,214,452	53,900	$3,057,090	12,650	$486,140	$10,757,682
Christina Rossi, M.B.A.	190,975	$12,704,297	53,900	$3,057,090	12,650	$486,140	$16,247,527
All executive officers and directors as a group (19 persons)	2,163,416	$140,312,729	580,033	$31,791,759	125,644	$4,828,480	$176,932,968

Treatment of Company Restricted Stock Units

As of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, other than fifty percent (50%) of each award of unvested Company RSUs granted to employees of the Company or its subsidiaries during the 2025 calendar year and as agreed to with Parent (the “Rollover RSUs”), will become fully vested, be cancelled, and converted into the right to receive: (A) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the total number of Shares subject to such Company RSU as of immediately prior to the Effective Time, and (ii) the Cash Offer Price; and (B) one (1) CVR for each Share subject to such Company RSU, payable in accordance with the terms of the CVR Agreement.

As of the Effective Time, each Rollover RSU that is outstanding immediately prior to the Effective Time (rounded up to the nearest whole number) will be cancelled and converted into a cash-based award (a “Converted RSU”), which will entitle the holder thereof to receive (A) one (1) CVR for each Share subject to such Rollover RSU and (B) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the number of Shares subject to such Rollover RSU as of immediately prior to the Effective Time and (ii) the Cash Offer Price. Each Converted RSU (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture, settlement and acceleration provisions) that were applicable to the corresponding Company RSU immediately prior to the Effective Time, except that the Converted RSU will vest and become payable upon the earliest of: (A) the date the corresponding Company RSU would have vested pursuant to the terms thereof; (B) the date that is six months following the Closing Date; and (C) the date of the employee’s termination without “cause” or resignation for “good reason” (as such terms are defined in the existing employment agreement or change in control severance plan applicable to such employee).

The following table sets forth the approximate value of the payment that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company RSUs (assuming, for purposes of this calculation, that (i) no such Company RSUs vest and settle in

Shares between May 30, 2025 and the Effective Time, (ii) Rollover RSUs converted into Converted RSUs will fully vest and become payable and (iii) the CVRs will pay out in full). This information is based on the number of Company RSUs held by the Company’s directors and executive officers as of May 30, 2025 and the consideration is based on (A) the Cash Offer Price ($129.00 per Share) plus the maximum amount of contingent payments payable pursuant to one (1) CVR (i.e., $6.00 per Share), multiplied by (B) the total number of Shares subject to such Company RSUs.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs (Excluding Rollover RSUs) (#)	Consideration for Company RSUs (Excluding Rollover RSUs) ($)	Number of Shares Subject to Rollover RSUs (#)	Consideration for Rollover RSUs ($)	Total Consideration for Company RSUs in the Merger ($)
Non-Employee Directors
Jeffrey W. Albers, M.B.A.	4,117	$555,795	—	—	$555,795
Daniella Beckman	2,242	$302,670	—	—	$302,670
Alexis Borisy	2,242	$302,670	—	—	$302,670
Lonnel Coats	2,242	$302,670	—	—	$302,670
Habib Dable, M.B.A.	3,542	$478,170	—	—	$478,170
Mark Goldberg, M.D.	2,242	$302,670	—	—	$302,670
Nicholas Lydon, Ph.D.	2,242	$302,670	—	—	$302,670
Lynn Seely, M.D.	2,242	$302,670	—	—	$302,670
John Tsai, M.D.	3,542	$478,170	—	—	$478,170
Executive Officers
Percy H. Carter, M.B.A., Ph.D.	36,272	$4,896,720	5,500	$742,500	$5,639,220
Debra Durso-Bumpus	24,250	$3,273,750	5,500	$742,500	$4,016,250
Kathryn Haviland, M.B.A.	77,600	$10,476,000	17,600	$2,376,000	$12,852,000
Becker Hewes, M.D.	23,312	$3,147,120	5,500	$742,500	$3,889,620
Ariel Hurley	10,433	$1,408,455	3,253	$439,155	$1,847,610
Michael Landsittel, M.B.A.	24,250	$3,273,750	5,500	$742,500	$4,016,250
Philina Lee, Ph.D.	23,312	$3,147,120	5,500	$742,500	$3,889,620
Tracey L. McCain, Esq.	24,250	$3,273,750	5,500	$742,500	$4,016,250
Fouad Namouni, M.D.	29,100	$3,928,500	6,600	$891,000	$4,819,500
Christina Rossi, M.B.A.	38,725	$5,227,875	6,600	$891,000	$6,118,875
All executive officers and directors as a group (19 persons)	336,157	$45,381,195	67,053	$9,052,155	$54,433,350

Treatment of Company Performance-based Restricted Stock Units

As of the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time, other than fifty percent (50%) of each award of unvested Company PSUs granted to employees of the Company or its subsidiaries during the 2025 calendar year and as agreed to with Parent (the “Rollover PSUs”), will be cancelled and converted into the right to receive: (A) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the total number of Shares subject to such Company PSU as of immediately prior to the Effective Time, as determined by the Company Board (or the applicable committee) prior to Closing based on the greater of target and actual performance as of the Effective Time, and (ii) the Cash Offer Price; and (B) one (1) CVR for each Share subject to such Company PSU, payable in accordance with the terms of the CVR Agreement.

As of the Effective Time, each Rollover PSU that is outstanding immediately prior to the Effective Time (rounded up to the nearest whole number) will be cancelled and converted into a cash-based award (a “Converted PSU”), which will entitle the holder to receive (A) one (1) CVR for each Share subject to such Rollover PSU, as determined based on the greater of target and actual performance as of the Effective Time, and (B) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the total number of Shares subject to such Rollover PSU, as determined based on the greater of target and actual performance as of the Effective Time, and (ii) the Cash Offer Price. Each Converted PSU (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting (other than performance-based vesting conditions), forfeiture, settlement and acceleration provisions) that were applicable to the corresponding Company PSU immediately prior to the Effective Time, except that the Converted PSU will vest and become payable upon the earliest of: (A) the date the corresponding Company PSU would have vested pursuant to the terms thereof; (B) the date that is six months following the Closing Date; and (C) the date of the employee’s termination without “cause” or resignation for “good reason” (as such terms are defined in the existing employment agreement or change in control severance plan applicable to such employee).

The table below sets forth the approximate value of the payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company PSUs (assuming, for purposes of this calculation, that (i) the Company PSUs and Rollover PSUs are based on maximum performance (i.e., 200% of target), (ii) no such Company PSUs vest and settle in Shares between May 30, 2025 and the Effective Time, (iii) Rollover PSUs converted into Converted PSUs, as determined based on maximum performance as of May 30, 2025, will fully vest and (iv) the CVRs will pay out in full). This information is based on the number of Company PSUs held by the Company’s directors and executive officers as of May 30, 2025, and the consideration is based on (A) the Cash Offer Price ($129.00 per Share) plus the maximum amount of contingent payments payable pursuant to one (1) CVR (i.e., $6.00 per Share), multiplied by (B) the total number of Shares subject to such Company PSUs or Rollover PSUs, as applicable (as determined based on maximum performance) as of May 30, 2025.

Name of Executive Officer or Director	Number of Shares Subject to Company PSUs (Excluding Rollover PSUs) (#)	Consideration for Company PSUs (Excluding Rollover PSUs) ($)	Number of Shares Subject to Rollover PSUs (#)	Consideration for Rollover PSUs ($)	Total Consideration for Company PSUs in the Merger ($)
Non-Employee Directors
Jeffrey W. Albers, M.B.A.	—	—	—	—	—
Daniella Beckman	—	—	—	—	—
Alexis Borisy	—	—	—	—	—
Lonnel Coats	—	—	—	—	—
Habib Dable, M.B.A.	—	—	—	—	—
Mark Goldberg, M.D.	—	—	—	—	—
Nicholas Lydon, Ph.D.	—	—	—	—	—
Lynn Seely, M.D.	—	—	—	—	—
John Tsai, M.D.	—	—	—	—	—
Executive Officers
Percy H. Carter, M.B.A., Ph.D.	20,400	$2,754,000	5,000	$675,000	$3,429,000
Debra Durso-Bumpus	20,400	$2,754,000	5,000	$675,000	$3,429,000
Kathryn Haviland, M.B.A.	123,825	$16,716,375	28,425	$3,837,375	$20,553,750
Becker Hewes, M.D.	20,400	$2,754,000	5,000	$675,000	$3,429,000
Ariel Hurley	1,500	$202,500	1,500	$202,500	$405,000
Michael Landsittel, M.B.A.	20,400	$2,754,000	5,000	$675,000	$3,429,000
Philina Lee, Ph.D.	20,400	$2,754,000	5,000	$675,000	$3,429,000
Tracey L. McCain, Esq.	20,400	$2,754,000	5,000	$675,000	$3,429,000
Fouad Namouni, M.D.	37,800	$5,103,000	9,000	$1,215,000	$6,318,000
Christina Rossi, M.B.A.	37,800	$5,103,000	9,000	$1,215,000	$6,318,000
All executive officers and directors as a group (19 persons)	323,325	$43,648,875	77,925	$10,519,875	$54,168,750

Effect of the Transactions on the Company ESPP

With respect to the Company’s 2015 Employee Stock Purchase Plan (the “Company ESPP”), the Merger Agreement provides that the Company ESPP and all outstanding rights thereunder will terminate as of the day immediately prior to the Effective Time, and no new offering period may commence after the date of the Merger Agreement. The final offering period under the Company ESPP concluded on May 31, 2025, with options under the Company ESPP exercised to purchase Shares in accordance with the terms of the Company ESPP. There will be no further offerings under the Company ESPP prior to the closing of the Transactions, and any remaining cash contributions to the Company ESPP that were not used in connection with the final option exercise will be returned to participants.

Payments to Executive Officers upon Termination Following a Change in Control

Employment Agreements

The existing employment agreements with the Company’s executive officers provide for severance payments and benefits in connection with certain specified termination events, subject to the executive officer’s execution and non-revocation of a separation agreement containing a release of claims and other customary terms and continued compliance with the executive officer’s restrictive covenant obligations. The terms “cause,” “good reason,” and “sale event” referred to below are defined in the executive officer’s respective employment agreement. The consummation of the Offer will constitute a “sale event” under these employment agreements.

If an executive officer’s employment is terminated by the Company without cause or by the executive for good reason, in either case outside of a Sale Event Protection Period (as defined below), the executive will be entitled to receive, subject to the execution of an effective and irrevocable separation agreement containing a general release of claims in favor of the Company and related persons, confidentiality, return of property and non-disparagement provisions, and a restrictive covenants agreement (collectively, the “Separation Agreement and Release”), within 60 days after such termination, (i) one times the executive’s annualized base salary then in effect, payable in accordance with regular payroll practices over 12 months; and (ii) monthly cash payments equal to the employer portion of the premium for Consolidated Omnibus Budget Reconciliation Act (“COBRA”) continuation coverage for up to 12 months.

If an executive officer’s employment is terminated by the Company without cause or by the executive for good reason, in either case within 12 months following a sale event (the “Sale Event Protection Period”), the executive will be entitled to receive, subject to the execution of an effective and irrevocable Separation Agreement and Release within 60 days after such termination, (i) a lump sum cash payment equal to the sum of (A) one and one-half times (or in the case of Ms. Haviland, two times) the executive’s current base salary (or the executive’s base salary in effect immediately prior to the sale event, if higher), plus (B) one and one-half times (or in the case of Ms. Haviland, two times) the executive’s target bonus; (ii) monthly cash payments equal to the employer portion of the premium for COBRA continuation coverage for up to 18 months (or up to 24 months for Ms. Haviland); and (iii) full accelerated vesting of all outstanding time-based equity awards.

For an estimate of the amounts that would be payable to each of the Company’s named executive officers upon a termination of their employment by the Company without cause or a resignation by the executive for good reason, in each case, within the Sale Event Protection Period, see “Item 8. Additional Information—Golden Parachute Compensation.” The estimated aggregate value of cash severance payments, including for COBRA continuation coverage, that would be paid to the Company’s other executive officers under their respective employment agreements in the event that he or she is terminated by the Company without cause or he or she resigns for good reason, in each case, within the Sale Event Protection Period, are as follows: Ms. Durso-Bumpus, $1,218,523; Dr. Hewes, $1,474,738; Ms. Hurley, $862,839; Dr. Lee, $1,370,846; and Ms. McCain, $1,371,625.

The foregoing summary of payments to executive officers does not purport to be complete and is qualified in its entirety by reference to the executive officers’ employment agreements which are filed as Exhibits (e)(12) to (e)(40) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Annual Bonuses

Pursuant to the Merger Agreement, if the employment of any employee of the Company or its subsidiaries (including any executive officer of the Company) is terminated by the Company without cause or by the employee for good reason, in either case prior to the payment of his or her 2025 annual bonus/incentive compensation, such employee will be entitled to his or her 2025 annual bonus/incentive compensation, paid in a lump sum at target level and pro-rated for the number of days such employee was employed during the applicable performance period. The following table sets forth each executive officer’s target bonus (without pro-ration) for calendar year 2025:

Executive Officers	2025 Target Bonus ($)
Percy H. Carter, M.B.A., Ph.D.	$320,453
Debra Durso-Bumpus	$257,894
Kathryn Haviland, M.B.A.	$702,495
Becker Hewes, M.D.	$314,831
Ariel Hurley	$139,108
Michael Landsittel, M.B.A.	$298,269
Philina Lee, Ph.D.	$291,744
Tracey L. McCain, Esq.	$291,917
Fouad Namouni, M.D.	$439,247
Christina Rossi, M.B.A.	$440,101

Make Whole Payments

Pursuant to the Merger Agreement, the Company may provide certain executive officers with a reimbursement for excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), so that on a net after-tax basis each such executive officer would be in the same position as if no such excise tax had applied to the executive officer (the “Make Whole Payments”), subject to an aggregate cap of $25 million. No Make Whole Payment will be made if the executive officer’s parachute payments (as defined within Section 280G of the Code) do not exceed 115% of the executive officer’s applicable safe harbor threshold under Section 280G of the Code, and any pro-rated 2025 bonus/incentive compensation received by an executive officer shall not be eligible for the Make Whole Payment.

Each of the Transaction Committee and the Compensation Committee of the Company Board considered the impact of the potential Code Section 4999 excise tax on the executive officers of the Company who may be subject to such excise tax, and determined that the imposition of the excise tax on such individuals would result in an unintended personal tax burden that would deprive the individuals of a portion of the value of their compensatory payments in connection with the Transactions, particularly their Company equity awards, which derive their value from the Offer Consideration being provided to all of the Company’s stockholders.

See the section entitled “Item 8. Additional Information—Golden Parachute Compensation” below for an estimate of the Make Whole Payments that may become payable to each of the Company’s named executive officers.

Non-Employee Director Compensation

Prior to the closing of the Transactions, non-employee directors will remain eligible to receive cash compensation pursuant to the terms of the Company’s Amended and Restated Non-Employee Director Compensation Policy (the “Non-Employee Director Compensation Policy”). The Non-Employee Director Compensation Policy also provides that each non-employee director will receive an annual equity award consisting of (i) Company Stock Options to purchase 5,300 Shares and (ii) 2,600 Company RSUs, subject to an aggregate grant date fair value cap of $500,000 and in each case vesting in full on the earlier of the next annual meeting of stockholders or the first anniversary of the grant date, subject to the director’s continued service with the Company. Consistent with the

Non-Employee Director Compensation Policy and the Company’s past practice, the Company will grant to each of the Company’s non-employee directors (other than to Dr. Lydon, who is not standing for reelection at the 2025 annual meeting of stockholders) an annual equity award on June 18, 2025 (the date scheduled for the Company’s 2025 annual meeting of stockholders). The equity award will consist entirely of Company RSUs, with the Company Stock Options converted into Company RSUs on a 2:1 Company Stock Option:Company RSU basis, subject to the aggregate cap of $500,000. Vesting of all outstanding equity awards held by the Company’s non-employee directors immediately prior to the Effective Time will accelerate in connection with the Merger, and such awards will be cancelled and converted into the right to receive, for each share subject to an outstanding equity award, the Cash Offer Price (less any applicable exercise price) and one CVR, as described above.

Indemnification of Executive Officers and Directors

The Company’s Fifth Amended and Restated Certificate of Incorporation (the “Charter”) contains provisions that limit the liability of its current and former directors for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that the Company is required to indemnify to the fullest extent permitted by the DGCL any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including, without limitation, attorneys’ fees), judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the Company’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Bylaws also provide that the Company is required to advance expenses incurred by a director or officer in advance of the final disposition of any proceeding upon receipt of a written request therefor, and permit the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL. The Bylaws also provide the Company with the power to indemnify its other employees and agents when determined appropriate by the Company Board (or by such person or persons to whom the Company Board delegates such determination).

The Company also entered into agreements to indemnify its directors and officers for related expenses, including, among other things, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers and employees of the Company or its subsidiaries than are currently provided in the Company’s Charter and Bylaws or such organizational documents of such subsidiaries of the Company, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (A) the expiration of the statute of limitations applicable to such matters and (B) six years from the Effective Time, and in the event that any cause of action, claim, litigation or other proceeding is pending or asserted or any claim is made during such period, until the disposition of any such action, claim, litigation or other proceeding, unless such amendment, modification, or repeal is required by applicable law, in which case Parent will, and will cause the Surviving Corporation or such subsidiaries of the Company to, make such changes to the Charter and the Bylaws or other organizational documents as to have the least adverse effect on the rights of the present and former directors, officers and employees of the Company or its subsidiaries.

The Merger Agreement also provides that from and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company and each of its subsidiaries (each, together with such person’s heirs, executors, administrators, or affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any action, claim, litigation or other proceeding, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company or its subsidiary, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent the Surviving Corporation and/or such subsidiary of the Company would be permitted to do so under applicable law. In the event of any such action, claim, litigation or other proceeding, Parent and the Surviving Corporation will advance to each Indemnified Party reasonable expenses incurred in the defense of the action, claim, litigation or other proceeding, including reasonable attorneys’ fees (provided that any person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such person is not entitled to indemnification).

The Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies. The annual premium for such tail policy may not be in excess of 300% of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter, the Bylaws and the form of indemnification agreement, which are filed as Exhibits (e)(1), (e)(7), (e)(8), (e)(41), and (e)(42) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Effect of the Merger on Employee Benefits and Compensation

The Merger Agreement provides that Parent and Aventis will, and will cause the Surviving Corporation and its subsidiaries to, for a period of one year following the Effective Time (or, if shorter, during the period of employment), maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time (each, a “Current Employee”) (i) a base salary (or wage rate) and a target annual cash incentive compensation opportunity (or target commission opportunity) that, in each case, is no less favorable than that provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits, including but not limited to health, welfare and retirement benefits, that are either (x) no less favorable, in the aggregate, than the benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time or (y) the same benefits as those provided to similarly situated employees of Parent or its subsidiaries (provided that, for purposes of determining whether such benefits are no less favorable in the aggregate or the same, any severance, defined benefit pension plan benefits, nonqualified deferred compensation, subsidized retiree health or welfare benefits, post-termination health or welfare benefits, equity and equity-based awards and retention or change in control payments or other special or one-time awards will not be taken into account), and (iii) severance and related termination benefits that are no less favorable than those provided to the Current Employee by the Company or its subsidiaries as of immediately prior to the Effective Time.

In addition, the Merger Agreement provides that Parent and Aventis will, and will cause the Surviving Corporation to, cause service rendered by each Current Employee to the Company or its subsidiaries prior to the Effective Time to be taken into account for all purposes under all employee benefit plans of Parent and the Surviving Corporation and its subsidiaries, to the same extent as such service was taken into account under the corresponding Company employee benefit plans immediately prior to the Effective Time, except with respect to any defined benefit pension plan, any retiree or post-termination health or welfare benefits, any benefit plan that is frozen or for which participation is limited to a grandfathered population, or any equity-based compensation arrangement. No service crediting is required to the extent it would result in duplication of benefits for the same period of service. Parent will not, and will cause the Surviving Corporation not to, subject any Current Employee to any eligibility requirements, waiting periods, actively-at-work requirements, evidence of insurability requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiaries, for any condition for which such Current Employee would have been entitled to coverage under the corresponding Company employee benefit plan in which the Current Employee participated prior to the Effective Time. In addition, Parent and Aventis will, and will cause the Surviving Corporation and its subsidiaries to, give such Current Employee under a Company employee benefit plan credit under such employee benefit plans for any eligible expenses incurred by such Current Employee during the portion of the plan year in which the Effective Time occurs for purposes of satisfying all co-payment, co-insurance, deductible, maximum out-of-pocket requirements and other out-of-pocket expenses.

Upon the request of Parent that the Company terminate its 401(k) plan, the Company shall do so effective as of the day immediately preceding the Closing and following the Closing, Parent, Aventis or the Surviving Corporation shall designate a tax-qualified defined contribution retirement plan of the Surviving Corporation or its affiliate with a qualified cash or deferred arrangement under Section 401(k) of the Code (the “New 401(k) Plan”) that will cover Current Employees on and after the Closing Date. The Surviving Corporation or its affiliates shall cause the New 401(k) Plan to accept direct rollovers elected by Current Employees and promissory notes evidencing participant loans.

Following the Effective Time, Aventis and Parent will, and will cause the Surviving Corporation to, maintain the sponsorship of each Current Employee’s current work visa, to the extent applicable, on the same terms as applicable to similarly situated employees of Parent or its subsidiaries for whom they currently sponsor work visas, subject in all respects to applicable law.

In addition, Aventis and Parent will, or will cause the Surviving Corporation to, assume and honor, in accordance with their terms, all severance, change in control and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company or its subsidiaries and in effect immediately prior to the Effective Time.

Potential for Future Arrangements

It is possible that Company employees, including executive officers of the Company, will enter into new compensation arrangements with Parent and/or its affiliates (including, following the Merger, with the Surviving Corporation). Such arrangements may include agreements regarding future terms of employment, consulting arrangements, the right to receive equity or equity-based awards of Parent or one of its affiliates, or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.

Section 16 Matters

Prior to the date and time of Purchaser’s acceptance of payment for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations thereunder, the disposition by the Company’s directors and officers who are subject to the reporting requirements of Section 16(a) of the Exchange Act, of Shares, Company Stock Options, Company RSUs and Company PSUs in the Transactions.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Compensation Committee will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2025 and prior to the Acceptance Time that have not already been so approved.

(b) Arrangements with Purchaser, Aventis and Parent.

Merger Agreement

On June 2, 2025, the Company, Parent, Aventis and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11— “The Merger Agreement; The CVR Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent, Aventis and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The assertions embodied in the representations and warranties included in the Merger Agreement were made solely for purposes of the contract among the Company, Parent, Aventis and Purchaser and are subject to important qualifications and limitations agreed to by the Company, Parent, Aventis and Purchaser in connection with the negotiated terms, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent, Aventis or Purchaser rather than establishing matters as facts. Investors should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the Company, Parent,

Aventis, Purchaser or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and this subsequent information may or may not be fully reflected in public disclosures by the Company or Parent.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the Acceptance Time, Aventis and a rights agent mutually agreeable to Aventis and the Company (the “Rights Agent”) will enter into a Contingent Value Rights Agreement governing the terms of the CVRs to be received by the Company’s stockholders and holders of certain Company equity awards (the “CVR Agreement”). The CVR relates to the Company’s potent and selective wild-type KIT inhibitor, a development candidate referred to as BLU-808, that is being developed for the treatment of mast cell disorders. Each CVR represents a non-transferable contractual contingent value right that entitles the holder thereof to receive certain contingent cash payments of up to an aggregate of $6.00 per Share in cash, without interest and subject to deduction for any applicable withholding taxes, payable to the Rights Agent for the benefit of the holders of CVRs, if the following milestones are achieved:

•

Milestone One: $2.00 per CVR, payable upon the dosing of the fifth patient in the first Phase 2b Study or the first Phase 3 Study (each as defined below) (whichever occurs first) for the Product (as defined in the CVR Agreement), in any indication (“Milestone One” and such payment, the “Milestone One Payment”), if Milestone One is achieved on or before December 31, 2028 (the “Milestone One Period”).

•

Milestone Two: $4.00 per CVR, payable upon receipt from the U.S. Food and Drug Administration (the “FDA”) by Aventis or its affiliates (including the Company continuing as the Surviving Corporation) of approval by the FDA of the new drug application for the Product, that is necessary for the commercial marketing and sale of the Product in the United States for any indication (“Milestone Two” and, together with Milestone One, the “Milestones” and each, a “Milestone”, and, such payment, the “Milestone Two Payment” and, together with the Milestone One Payment, the “Milestone Payments” and each, a “Milestone Payment”), if Milestone Two is achieved on or before June 30, 2032 (the “Milestone Two Period” and, together with the Milestone One Period, the “Milestone Periods” and each, a “Milestone Period”).

Aventis and its affiliates are obligated to use Diligent Efforts (as defined below) to achieve the Milestones listed above. Aventis has agreed that, during each Milestone Period, Aventis (and its successors and assigns) will, and will cause its (and their) subsidiaries and affiliates to, use Diligent Efforts to achieve the applicable Milestone prior to the end of the applicable Milestone Period. Neither Aventis nor any of its affiliates will take any action, or fail to take any action, whose primary purpose is to avoid the payment of the applicable Milestone Payment. For the avoidance of doubt, Aventis has no obligation to achieve any Milestone and the use of Diligent Efforts does not guarantee that Aventis will achieve the Milestones at all or by a specific date.

“Diligent Efforts” means, with respect to the Product and Aventis’ obligations under the CVR Agreement, the efforts of a person to carry out its obligations or tasks in a diligent and sustained manner without undue pause, interruption or delay, which level of efforts is consistent with the level of efforts devoted by Aventis and its affiliates to the development and seeking of regulatory approval (including approval by the FDA of a New Drug Application (as more fully described in 21 CFR § 314.50 of the FD&C Act and any applicable regulations promulgated thereunder by the FDA (such regulatory approval, the “Regulatory Approval”)), that is necessary for the commercial marketing and sale of the Product in the United States of America for any indication, including any accelerated approval) of its other pharmaceutical compounds, products or therapies owned by Aventis and its affiliates, or to which Aventis and its affiliates have exclusive rights, which are of similar commercial and market potential as the Product, and at a similar stage in their development or product life as the Product, taking into account all relevant factors, including issues of safety, tolerability and efficacy, benefit/risk product profile, difficulty in developing or manufacturing the Product, market exclusivity, the competitiveness of alternate products in the marketplace or under development, the availability of existing forms or dosages of the Product or other indication(s), the launch or sales of a generic or compounding pharmacy product, the patent or other proprietary position of the Product, other issues of market exclusivity and the regulatory environment and the profitability of the Product (including pricing and reimbursement status achieved), Parent’s portfolio at the time of consideration and other technical, commercial, legal, scientific and/or medical factors for the Product. For the avoidance of doubt, the “Diligent Efforts” definition shall not be deemed to require Aventis to take steps to pursue the Product for more than two (2) indications in parallel.

“Phase 2b Study” means a human clinical trial of the Product that is: (i) generally consistent with 21 C.F.R. § 312.21(b) (or its successor regulation or the non-U.S. equivalent thereof), and (ii) prospectively designed to generate sufficient data for the feasibility, safety, dose ranging and efficacy of the Product to either (a) enable or commence a Phase 3 Study, or (b) enable or commence a Registrational Study (as defined below) for submission of an application for Regulatory Approval for the Product (e.g., a phase 2a/2b study). For clarity, a Phase 2b Study includes (A) the second portion of a human clinical trial of the Product that is designed to satisfy the requirements of 21 C.F.R. 312.21(b) (or its successor regulation or the non-U.S. equivalent thereof), or (B) the first portion of a human clinical trial of the Product that is designed to satisfy the requirements of 21 C.F.R. 312.21(b) (or its successor regulation or the non-U.S. equivalent thereof), that in each case of (A) and (B) is expected to be subsequently progressed to (1) satisfy the requirements of 21 C.F.R. 312.21(c) (or its successor regulation or the non-U.S. equivalent thereof) (e.g., a phase 2/3 study or phase 2b/3 study) or (2) enable or commence a Registrational Study for submission of an application for Regulatory Approval for the Product.

“Phase 3 Study” means a human clinical trial of the Product that is generally consistent with 21 C.F.R. § 312.21(c) (or its successor regulation or the non-U.S. equivalent thereof).

“Registrational Study” means a human clinical trial of the Product that is intended to establish that a product is safe and efficacious for its intended use in the target population, and to determine warnings, precautions, and adverse reactions that may be associated with such pharmaceutical product in the dosage range to be prescribed, which clinical trial is a registration trial intended to enable submission of an application for Regulatory Approval for the Product and is generally consistent with 21 C.F.R. § 312.21(c) or 21 C.F.R. Part 314 Subpart H (or their successor regulations or the non-U.S. equivalents thereof).

If a Milestone is achieved on or prior to the applicable Milestone Period, then, at least ten business days prior to the date that is selected by Aventis (with such date being not more than ten business days following the end of the quarter in which the applicable Milestone Payment Amounts (as defined below) can be determined following the occurrence of the applicable Milestone (such date, the “Milestone Payment Date”)), Aventis will deliver, or cause to be delivered, to the Rights Agent a written notice (the “Milestone Achievement Notice”) certifying the date of the satisfaction of the applicable Milestone and that each person in whose name a CVR is registered in the CVR Register (as defined below) at the applicable time (such person, a “CVR Holder”) is entitled to receive the applicable Milestone Payment Amount applicable to such CVR Holder as a one-time cash payment. Following the delivery of the Milestone Achievement Notice, Aventis will deliver, or cause to be delivered, to the Rights Agent, among other things, cash, by wire transfer of immediately available funds in an amount equal to the aggregate applicable Milestone Payment Amounts due to all CVR Holders other than any CVR Holders whose CVR was granted, in accordance with the terms of the Merger Agreement, with respect to a Company equity award (such CVR Holder, an “Equity Award CVR Holder”). The applicable Milestone Payment for each of the two Milestones shall only be paid once per Milestone, if at all, subject to achievement of the Milestone prior to the expiration of the Milestone Period in accordance with the CVR Agreement.

“Milestone Payment Amount” means for a given CVR Holder, with respect to the achievement of the applicable Milestone, a one-time payment equal to the product of (a) the applicable Milestone Payment and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Achievement Notice.

The Rights Agent will promptly, and in any event within five business days of receipt of the applicable Milestone Achievement Notice and any letter of instruction reasonably required by the Rights Agent, send each CVR Holder at its registered address a copy of the applicable Milestone Achievement Notice and pay the applicable Milestone Payment Amount, subject to any amounts deducted or withheld, to each CVR Holder that is not an Equity Award CVR Holder.

Other than any Milestone Payment Amount that becomes payable to an Equity Award CVR Holder with respect to a corresponding Converted Stock Option, Converted RSU or Converted PSU which remains unvested on an applicable Milestone Payment Date, with respect to a Milestone Payment Amount that is payable to an Equity Award CVR Holder related to CVRs issued in respect of Company Equity Awards, Aventis will, or will cause the Surviving Corporation or an affiliate thereof to, pay, on the Surviving Corporation’s or an affiliate’s (as applicable) next regularly scheduled payroll date following the applicable Milestone Payment Date (but in no event later than ten business days after the applicable Milestone Payment Date), the aggregate applicable Milestone Payment Amount (less applicable withholding taxes) due to each Equity Award CVR Holder (whether or not employed by Aventis or any of its affiliates, including the Surviving Corporation, as of such Milestone Payment Date).

If a Milestone Payment Amount is payable to an Equity Award CVR Holder with respect to a corresponding Converted Stock Option, Converted RSU or Converted PSU which remains unvested on an applicable Milestone Payment Date, the applicable Milestone Payment shall not be paid on such Milestone Payment Date, but instead the aggregate applicable Milestone Payment Amount (less applicable withholding taxes) shall be payable on the Surviving Corporation’s or an affiliate’s next regularly scheduled payroll date following the date on which such Converted Stock Option, Converted RSU or Converted PSU vests in accordance with its terms as provided for in the Merger Agreement (but in no event later than ten business days after the applicable vesting date and regardless of whether such Equity Award CVR Holder is employed by Aventis or any of its affiliates as of such time). For the avoidance of doubt, in no event shall a Milestone Payment with respect to a Converted Stock Option, Converted RSU or Converted PSU be made to an Equity Award CVR Holder unless and until the corresponding Converted Stock Option, Converted RSU or Converted PSU has vested in accordance with its terms as provided for in the Merger Agreement.

During the Milestone Periods, Aventis may not, and shall cause its affiliates not to, engage in any transaction, including a sale, license or other transfer, involving development, regulatory or commercialization rights to the Product in the United States other than to a controlled affiliate, unless the acquiring person (i) together with its affiliates, has substantial capabilities and experience in the development, manufacture, distribution and commercialization of pharmaceutical products for human use, (ii) together with its affiliates, has development, regulatory and scientific infrastructure relevant to the Product that is at least reasonably comparable to that of Aventis and its affiliates, and (iii) that, in its most recent fiscal year completed prior to the close of the transaction pursuant to which such company obtained global rights to Product, was one of the top 30 pharmaceutical companies, as determined based on worldwide annual revenue. In such event, Aventis may elect to be released from its obligations under the CVR Agreement only if the acquiror in such transaction expressly assumes, by an assumption agreement, the due and punctual payment of the Milestone Payment Amounts if and when payable in accordance with the terms of the CVR Agreement, and the performance or observance of every covenant under the CVR Agreement not yet performed or observed on the part of Aventis.

The CVRs will not be transferable by a CVR Holder except: (a) upon such CVR Holder’s death, by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by the Depository Trust Company. In addition, any CVR Holder may abandon such CVR Holder’s CVRs by transfer to Aventis or any of its affiliates without consideration, via delivery of a written notice of such abandonment to Aventis and the Rights Agent.

The Rights Agent will keep a register (the “CVR Register”) for the purpose of identifying the CVR Holders and registering CVRs and permitted transfers thereof.

Except in certain limited circumstances, Aventis may not, without the consent of at least 35% of the outstanding CVRs as set forth on the CVR Register, amend the terms of the CVR Agreement in a manner that would be materially adverse to the interest of the CVR Holders.

The foregoing description of the CVR Agreement is a summary and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, the form of which is filed as Exhibit (e)(2) of this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Parent and the Company entered into a Confidentiality Agreement, dated as of May 24, 2024 (the “Confidentiality Agreement”), in connection with a possible business transaction involving the parties related to the Company’s wild-type KIT inhibitor small molecule programs, including BLU-808, for mast cell disorders. Parent and the Company subsequently entered into Amendment No. 1 to Confidentiality Agreement (the “First Confidentiality Amendment”), effective November 5, 2024, to expand its application to cover the Company’s D816V KIT inhibitors, including avapritinib and elenestinib. Parent and the Company subsequently entered into Amendment No. 2 to Confidentiality Agreement (the “Second Confidentiality Amendment”), effective May 17, 2025, to extend the expiration date of the Confidentiality Agreement to May 31, 2026, and expand its application to cover all of the Company’s proprietary information regarding its business, products, product candidates and programs. The Confidentiality Agreement did not include a standstill provision. This summary and description of the Confidentiality Agreement, the First Confidentiality Amendment and the Second Confidentiality Amendment is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, the First Confidentiality Amendment and the Second Confidentiality Amendment. The Confidentiality Agreement, the First Confidentiality Amendment and the Second Confidentiality Amendment are filed as Exhibit (e)(3), (e)(4) and (e)(5), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Parent and the Company entered into a letter agreement, dated as of May 18, 2025 (the “Exclusivity Agreement”), pursuant to which the Company agreed to negotiate exclusively with Parent regarding an acquisition of the Company until the first to occur of: (i) 11:59 p.m. (New York time) on May 26, 2025; (ii) the execution of a definitive agreement between the parties with respect to the proposed acquisition; (iii) the time at which Parent advised the Company that it was no longer actively pursuing the proposed acquisition; and/or (iv) the time at which Parent reduced, or proposed a reduction in, the per share consideration set forth in its non-binding proposal submitted on May 15, 2025, or changed, or proposed a change to, the allocation of such consideration among the upfront payment and the two contingent payments referenced in such proposal that would be less favorable to the Company’s stockholders. The exclusivity agreement also provided that, in the event that execution of a definitive agreement had not occurred prior to 11:59 p.m. (New York time) on May 26, 2025, the Company and Parent would discuss in good faith the extension of the exclusivity period until 11:59 p.m. (New York time) on May 31, 2025, so long as Parent’s due diligence was productive and progressing in good faith. This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement is filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

At a meeting held on May 31, 2025, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board or the representatives of the Company, Parent and other parties.

Blueprint Medicines is a global, fully integrated biopharmaceutical company that invents life-changing medicines. The Company seeks to alleviate human suffering by solving important medical problems in two core focus areas: allergy/inflammation and oncology/hematology. The Company has an approved medicine, AYVAKIT® (avapritinib) (marketed in Europe under the brand name AYVAKYT®), which the Company is bringing to patients with systemic mastocytosis (SM) in the United States and Europe. The Company also has a broad pipeline of programs ranging from early science to advanced clinical trials in mast cell diseases, including SM, and chronic urticaria and other solid tumors. The Company’s pipeline includes elenestinib, an investigational next-generation, potent and highly selective KIT D816V inhibitor with limited central nervous system penetration, and BLU-808, an investigational oral, potent and highly selective wild-type KIT inhibitor that was developed leveraging the Company’s expertise in mast cell biology.

The Company’s senior management and the Company Board regularly review the Company’s performance and prospects in light of its business and developments in the biopharmaceutical industry and potential strategic opportunities to enhance stockholder value. As part of this process, from time to time, the Company’s senior management has engaged in business development and/or strategic partnering discussions with participants in the biopharmaceutical industry, including Parent, and has reported regularly to the Company Board on potential partnering, collaboration and licensing opportunities. As part of this evaluation, on May 24, 2024, the Company entered into a confidentiality agreement with Parent to facilitate discussions regarding a potential business transaction relating to BLU-808. The discussions between the Company and Parent regarding a potential business transaction continued intermittently throughout 2024, with the confidentiality agreement being amended on November 5, 2024 to facilitate additional discussions with respect to the Company’s D816V KIT inhibitors, including avapritinib and elenestinib. This confidentiality agreement with Parent did not include a standstill provision. The Company did not enter into any other agreement or arrangement with Parent as a result of these discussions.

On November 22, 2024, during an industry conference, Kathryn Haviland, the President and Chief Executive Officer of the Company, and Fouad Namouni, M.D., President, Research & Development of the Company, had a meeting with a senior representative of Parent to discuss, at a high level, a number of potential strategic opportunities, including, among other things, a broader strategic transaction involving the potential acquisition of the Company. No terms of a potential transaction were discussed at this meeting. Following this meeting, Ms. Haviland notified Jeffrey Albers, the Chairman of the Company Board, and the Company’s financial advisors, Centerview Partners LLC (“Centerview”) and Jefferies LLC (“Jefferies”), of Parent’s potential interest in an acquisition of the Company. Thereafter, representatives of the Company and Parent had a number of conversations regarding the Company and its products and product candidates, including a discussion regarding commercial due diligence matters.

On December 3, 2024, at a regularly-scheduled meeting of the Company Board, Ms. Haviland provided an update to the Company Board regarding the recent discussions with Parent.

On December 24, 2024, a senior representative of Parent communicated to Ms. Haviland that, while Parent continued to have interest in a potential transaction with the Company, no decision as to whether to proceed with a transaction had been made.

On January 13, 2025, while in attendance at an industry conference, Ms. Haviland and the Chief Executive Officer of Parent had a discussion regarding Parent’s interest in the Company. Mr. Albers was present for a portion of this meeting. No terms of a potential transaction were discussed at this meeting. Members of the senior management teams of the Company and Parent also met at the same industry conference to discuss the Company’s business, products, product candidates and pipeline.

On January 17, 2025, Parent sent a letter to Ms. Haviland containing a non-binding proposal to acquire all of the outstanding Shares for $124.00 per Share in cash, subject to the completion of due diligence and the negotiation of a definitive agreement (the “January 17th Proposal”). The January 17th Proposal reflected a total equity value for the Company of approximately $8.5 billion. Together with its assumptions regarding the Company’s capitalization, Parent noted in the letter that any increase in the Company’s fully-diluted share count prior to entry into definitive documentation regarding the transaction would impact the amount that Parent would be able to pay on a per share basis relative to the equity value of the business implied by the offer. The letter also indicated that Parent was confident that it could reconsider this offer subject to finding additional value as part of its confirmatory due diligence and intended to perform focused due diligence within a short time period. In the letter, Parent further noted its intention to put in place an appropriate long-term incentive program to ensure the continuing incentivization and retention of the Company’s key employees.

Later on January 17, 2025, the Company Board held a meeting at which members of senior management and representatives of Centerview and Goodwin Procter LLP, outside counsel to the Company (“Goodwin”), were present. At this meeting, Ms. Haviland reported to the Company Board on the conference-related meetings with representatives of Parent and receipt of the January 17th Proposal. The representatives of Goodwin reviewed the fiduciary duties of the directors in the context of an offer to acquire the Company. Representatives of Centerview reviewed a summary of the January 17th Proposal, including the implied offer value, transaction value and premia to recent trading prices for the Shares, and also discussed the dynamics of recent public biopharmaceutical transactions. The meeting participants discussed potential responses to Parent regarding the January 17th Proposal and related process considerations. Following this discussion, and in light of Parent’s statement in the January 17th Proposal regarding the reconsideration of its offer subject to finding additional value as part of the due diligence process, the Company Board directed the representatives of Centerview to inform Parent that the January 17th Proposal was inadequate, but that the Company would provide Parent with priority due diligence information if it would assist Parent in reconsidering its position on value. The representatives of Centerview also presented a list of biopharmaceutical companies that the Company might consider contacting to gauge their interest in a potential acquisition of the Company. The Company Board discussed with Centerview the parties that would most likely have an interest in an acquisition of the Company and would have the ability to consummate a transaction of this size and nature, as well as the ability to move quickly and efficiently in a process, and identified three global biopharmaceutical companies (referred to as “Party A”, “Party B” and “Party C”) to consider for potential outreach. During executive session, the Company Board, together with the representatives of Goodwin, discussed the importance of identifying any potential conflicts or the appearance of potential conflicts of interest with respect to the directors of the Company. No such conflicts were identified. The representatives of Goodwin also discussed confirming with Centerview and any other financial advisor to the Company that there were no relationships with the Company, Parent or any other party interested in pursuing a transaction with the Company that would impact the ability of such financial advisor to act independently on behalf of the Company. In addition, at this meeting, the Company Board formed a committee of the Company Board referred to as the “Transaction Committee”, for convenience (and not because any actual or perceived conflicts of interest were identified by the directors), to manage day-to-day matters related to the consideration of the January 17th Proposal and other strategic alternatives that might be available to the Company and to recommend to the Company Board the advisability of entering into a transaction or pursuing another alternative, including the continued operation of the Company on a standalone basis. The Transaction Committee also was authorized by the Company Board to direct and supervise any outreach to additional parties and consider the selection of financial advisors for the Company with respect to a potential transaction. The Transaction Committee consisted of the following non-employee directors: Mr. Albers, Alexis Borisy, and Lonnel Coats.

On January 18, 2025, the Transaction Committee held a meeting at which members of senior management and representatives of Goodwin were present. At this meeting, the Transaction Committee further discussed process and timing considerations, including the scope and timing of outreach to third parties regarding their interest in a potential transaction with the Company. Representatives of Goodwin again reviewed with the members of the Transaction Committee their fiduciary duties in this context. The Transaction Committee discussed the potential benefits of outreach to other possible counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact of a leak on the business of the Company and its relationships with its business partners and employees. At the conclusion of this discussion, the Transaction Committee determined that outreach should include those parties that would be most likely to have interest in the Company, be able to move quickly and decisively, and have the ability to consummate a transaction of this size and nature. Based on this criteria, the Transaction Committee selected “Party A”, “Party B” and “Party C” and a fourth global biopharmaceutical company (referred to as “Party D”) for potential outreach. The Transaction Committee determined to reconvene later in the day in order to meet with representatives of Jefferies to hear their views on the current situation and the proposed outreach parties. Thereafter, the meeting of the Transaction Committee was reconvened with members of senior management and representatives of Jefferies and Goodwin present. The representatives of Jefferies then reviewed with the Transaction Committee a summary of the January 17th Proposal, including the implied offer value, transaction value and premia to recent trading prices of the Shares, and also discussed the Company’s stock price performance and market perspectives, dynamics of recent public biopharmaceutical transactions, and the proposed outreach parties. At the conclusion of the reconvened meeting, the Transaction Committee determined to (i) proceed with both Centerview and Jefferies as financial advisors to the Company given their familiarity with the Company, experience in the life sciences sector, and expertise and qualifications in transactions of this nature, and (ii) direct such financial advisors to contact Party A, Party B, Party C and Party D regarding their potential interest in an acquisition of the Company.

Also on January 18, 2025, representatives of Centerview, at the direction of the Company Board, contacted a senior representative of Parent to inform him that the Company Board had determined that the January 17th Proposal was inadequate, but that the Company would provide Parent with priority due diligence information if it would assist Parent in reconsidering its position on value. Thereafter, Parent provided a list of priority due diligence questions for discussion with senior management of the Company.

On January 18 and 19, 2025, at the direction of the Transaction Committee, representatives of Centerview contacted Party A and Party B and representatives of Jefferies contacted Party C and Party D to gauge their interest in a potential acquisition of the Company. After considering internally, Party A subsequently conveyed preliminary interest in exploring a potential transaction with the Company, while each of Party B, Party C and Party D declined to participate in the process.

On January 20, 2025, the Company Board held a meeting at which members of senior management and representatives of Jefferies and Goodwin were present. At this meeting, and at the request of the Transaction

Committee, the representatives of Jefferies provided their views on the current situation to the full Company Board as discussed with the Transaction Committee at the meeting held on January 18, 2025. Thereafter, the representatives of Jefferies departed the meeting, and the members of senior management provided a report on the status of the priority due diligence process with Parent, including the due diligence questions provided by Parent and the related areas of focus. The members of the Transaction Committee reported on their discussions regarding third-party outreach and the decision to contact Party A, Party B, Party C and Party D. The meeting participants also discussed next steps, including the scheduling of a subsequent meeting of the Company Board to discuss the Company’s preliminary long-range plan.

On January 21 and 22, 2025, members of senior management of the Company held discussions with representatives of Parent to address the priority due diligence questions provided by Parent.

On January 22, 2025, a senior representative of Parent contacted a representative of Centerview to discuss the status of Parent’s priority due diligence and potential next steps.

On January 23, 2025, the Company Board held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, the participants discussed senior management’s preliminary long-range plan for the Company on a standalone basis, including the related methodology, the underlying assumptions and related risks, and the preliminary risk-adjusted financial projections for fiscal years 2025 through 2045 prepared by management in connection with a potential transaction based on such long-range plan (referred to as the “January 2025 Projections” in the section of this Schedule 14D-9 entitled “—Certain Company Financial Projections”). The meeting participants discussed the Company’s standalone prospects and the execution challenges that the Company faced, including the macroeconomic, political, regulatory, industry and market conditions impacting biopharmaceutical companies, the further potential for AYVAKIT/AYVAKYT, and the prospects for the Company’s other product candidates, including elenestinib and BLU-808. The representatives of the Company’s financial advisors also reviewed with the Company Board certain public market perspectives regarding the Company. Following discussion of these matters, the Company Board approved the January 2025 Projections for use by Centerview and Jefferies in connection with providing their respective financial analyses with respect to the Company Board’s evaluation of a potential transaction and preparing any opinions as requested by the Company Board. Thereafter, members of senior management and Centerview provided updates on the status of the due diligence discussions with Parent and representatives of Centerview and Jefferies provided updates on the status of the third-party outreach process. The meeting participants discussed Party A’s potential interest in exploring a transaction with the Company and related timing considerations given the significant work already conducted by Parent and its submission of the January 17th Proposal, including providing Party A with access to due diligence materials to facilitate the timely submission of an offer by Party A if Party A decided to proceed with a potential transaction.

Also on January 23, 2025, Ms. Haviland and the Chief Executive Officer of Parent discussed the status of Parent’s priority due diligence review and potential next steps.

On January 24, 2025, Parent submitted a revised non-binding proposal (the “January 24th Proposal”) to acquire all of the outstanding Shares for an upfront payment of $129.00 per Share in cash, plus a contingent value right (or CVR) for (i) a one-time cash payment of $5.00 per Share, payable upon the 5th patient dosed in the first Phase 2 / 3 study for BLU-808 in any indication by or before June 30, 2027, under the assumption that such a study is initiated after the planned proof-of-concept study(ies) meet their pre-determined efficacy endpoints and the safety profile is supportive of continued development in the chosen indication(s), and (ii) a one-time cash payment of $4.00 per Share, payable upon approval by the FDA of elenestinib in indolent SM no later than December 31, 2029 (which CVR would not be listed or tradeable). The January 24th Proposal reflected a total equity value for the Company of up to approximately $9.5 billion, with approximately $8.9 billion of such value attributable to the upfront payment and approximately $650 million related to the contingent payments under the CVR. The January 24th Proposal remained subject to the completion of due diligence and the negotiation of a definitive agreement. Parent also requested a two-week period of exclusive negotiations starting from the opening of a virtual data room sufficient for Parent to complete its confirmatory due diligence. Following delivery of the January 24th Proposal, representatives of Centerview had conversations with representatives of Parent regarding the January 24th Proposal, during which the representatives of Parent indicated that Parent did not intend to provide a further offer without guidance from the Company Board as to value.

Also on January 24, 2025, the Company entered into a confidentiality agreement with Party A to facilitate discussions regarding a potential strategic transaction. The confidentiality agreement included a standstill provision that prohibited such counterparty, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior consent of the Company. The confidentiality agreement did not include an automatic fall-away of the standstill provision; however, the agreement allows Party A to make confidential acquisition proposals to the Company’s Chief Executive Officer or the Company Board at any time.

On January 25, 2025, the Company provided representatives of Party A and its advisors with access to certain due diligence materials in a virtual data room. Thereafter, Party A sent requests for additional due diligence items to the Company, and representatives of the Company and Party A engaged in discussions regarding the Company and its products, product candidates and pipeline.

On January 26, 2025, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, representatives of the Company’s financial advisors reviewed a summary of the January 24th Proposal, including the implied offer value, transaction value and premia to recent trading prices for the Shares. Representatives of Centerview also provided an update on the ongoing due diligence activity of Party A. The meeting participants also discussed potential responses to Parent regarding the January 24th Proposal and related process considerations. In addition, the Transaction Committee discussed whether to consider outreach to additional parties given that three of the four parties initially contacted had declined to participate. During this discussion, the members of the Transaction Committee discussed with the representatives of the Company’s financial advisors whether it would be likely that any other parties would have the level of interest and resources necessary to execute a transaction of this size and nature, and concluded that there was a low likelihood that any other parties would have the requisite level of interest and resources. The Transaction Committee also considered the risk of leaks and potential disruption to the Company’s business and the pending discussions with Parent and Party A. Following this discussion, the Transaction Committee determined not to contact any additional parties.

On January 29, 2025, the Company Board held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, representatives of the Company’s financial advisors reviewed a summary of the January 24th Proposal, including the implied offer value, transaction value and premia to recent trading prices for the Shares. Representatives of Centerview also provided an update on the ongoing due diligence activity of Party A. Thereafter, the representatives of each of Centerview and Jefferies reviewed certain preliminary financial analyses related to the January 24th Proposal. The Company Board then discussed potential responses to Parent regarding the January 24th Proposal and related process considerations. During this discussion, the representatives of Centerview provided a report on their recent conversations with representatives of Parent regarding the January 24th Proposal and Parent’s stated intention to not provide a further offer without guidance from the Company Board as to value. Following discussion, the Company Board authorized a counteroffer to Parent consisting of an upfront payment of $135.00 per Share in cash, plus a CVR for a one-time cash payment of $5.00 per Share related to BLU-808. Following the meeting, at the direction of the Company Board, a representative of Centerview contacted a senior representative of Parent to convey the counteroffer authorized by the Company Board.

On February 1, 2025, a representative of Party A contacted a representative of Centerview to report that Party A had decided not to further proceed with consideration of a potential transaction with the Company, citing the need to develop a more robust internal understanding of the opportunity and potential strategic fit, which was not a priority for Party A at that time. Prior to terminating discussions, Party A did not submit a proposal to acquire the Company or otherwise indicate a potential value for the Company.

On February 5, 2025, a representative of Parent contacted a representative of Centerview to report that Parent had decided not to move forward with a transaction with the Company, citing other business development priorities and a gap between the parties’ valuation expectations.

On February 6, 2025, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, the participants discussed the decisions of each of Parent and Party A to not proceed with a potential transaction with the Company and the Company continuing to move forward with the execution of its standalone business plan. The Company Board was provided with a formal update regarding the termination of discussions at the next regularly-scheduled meeting held on February 11, 2025.

On April 16, 2025, while traveling in Paris, France on business, Ms. Haviland had dinner with the Chief Executive Officer of Parent and provided an update regarding the Company. During this dinner, the Chief Executive Officer of Parent indicated that Parent was continuing to have internal discussions regarding a potential transaction with the Company. No terms of a potential transaction were discussed at this meeting.

On May 15, 2025, the Chief Executive Officer of Parent contacted Ms. Haviland and informed her that Parent wished to revisit a potential acquisition of the Company and that he would be sending a proposal letter to this effect. During this conversation, the Chief Executive Officer of Parent indicated that this proposal was Parent’s “final” proposal and that Parent was unwilling to entertain any increase in the price being offered. The Chief Executive Officer of Parent also noted that the offer would expire at 5:00 p.m. CET on May 19, 2025, and that, given Parent’s concerns regarding potential leaks with respect to the transaction, it was important that there be an expedited timeline to signing of a definitive agreement. Thereafter, Parent delivered a written non-binding proposal, described in such letter as Parent’s “final” proposal (the “May 15th Proposal”), to acquire all of the outstanding Shares for an upfront payment of $129.00 per Share in cash, plus a CVR for (i) a one-time cash payment of $2.00 per Share payable upon the 5th patient dosed in the first Phase 2 / 3 study for BLU-808 in any indication by or before June 30, 2027, under the assumption that such a study is initiated after the planned proof-of-concept study(ies) meet their pre-determined efficacy endpoints and the safety profile is supportive of continued development in the chosen indication(s), and (ii) a one-time cash payment of $4.00 per Share payable upon FDA approval for BLU-808 in any indication by or before June 30, 2032 (which CVR would not be listed or tradeable). The May 15th Proposal reflected a total equity value for the Company of up to approximately $9.5 billion consistent with the January 24th Proposal, with approximately $9.1 billion of such value attributable to the upfront payment and approximately $450 million related to the contingent payments under the CVR. The May 15th Proposal remained subject to the completion of due diligence and the negotiation of a definitive agreement. Parent also requested a two-week period of exclusive negotiations starting from the opening of a virtual data room sufficient for Parent to complete its confirmatory due diligence.

Later on May 15, 2025, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, Ms. Haviland reported on her call with the Chief Executive Officer of Parent earlier in the day and receipt of the May 15th Proposal. Representatives of the Company’s financial advisors reviewed a summary of the May 15th Proposal, including the changes from the January 24th Proposal and the implied offer value, transaction value and premia to recent trading prices for the Shares. It was noted that (i) the upfront consideration of $129.00 per Share was unchanged from the January 24th Proposal, but resulted in the aggregate value attributable to the upfront payment increasing from $8.9 billion to $9.1 billion due to subsequent changes in the Company’s capitalization, including annual, new hire and promotion equity awards, in the ordinary course of business, (ii) the decrease in the potential clinical milestone payment under the CVR from $5.00 to $2.00 per Share resulted in a decrease in the aggregate potential contingent payments under the CVR from $650 million to $450 million, and (iii) the regulatory milestone under the CVR in the May 15th Proposal related to BLU-808, which was at an earlier stage of development than elenestinib (the subject of the regulatory milestone in the January 24th Proposal) and, therefore, had a lower expected likelihood of achievement. It was further noted that the May 15th Proposal was framed as Parent’s final offer, with a stated expiration at 5:00 p.m. CET on May 19, 2025. The meeting participants discussed potential responses to Parent regarding the May 15th Proposal and related process considerations, including (i) that the

May 15th Proposal was Parent’s third proposal and had been characterized by Parent’s Chief Executive Officer both orally and in writing as Parent’s final proposal, (ii) the statement by Parent’s Chief Executive Officer that Parent was unwilling to entertain any increase in the price being offered, (iii) Parent’s expectation that it could complete due diligence and negotiate a definitive agreement within an approximately two-week period, (iv) Parent’s request for an exclusive period of negotiations as part of the May 15th Proposal, (v) that Party A, Party B, Party C and Party D had declined to proceed with respect to a potential strategic transaction with the Company, including the fact that Party A had not contacted the Company since Party A had terminated discussions with the Company on February 1, 2025 and, in subsequent discussions between the Company’s financial advisors and Party A, Party A had reaffirmed that a potential transaction with the Company was not a strategic priority, (vi) the low likelihood that Party A, even if interested, could transact on a similar timeline as proposed by Parent, and (vii) the risk of Parent terminating discussions if the Company attempted to further negotiate the price, extended the process timeline, and/or failed to grant exclusivity or if there was a leak related to a potential transaction involving the Company. The meeting participants also discussed next steps, including senior management updating the January 2025 Projections to reflect any necessary changes to the prior assumptions given the passage of time and current market conditions and convening a meeting of the Company Board to further consider the response to Parent regarding the May 15th Proposal.

On May 16, 2025, the Company Board held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, Ms. Haviland reported on her call with the Chief Executive Officer of Parent on the previous day and receipt of the May 15th Proposal. Representatives of the Company’s financial advisors reviewed a summary of the May 15th Proposal, including the implied offer value, transaction value and premia to recent trading prices for the Shares. The meeting participants discussed the changes from the January 24th Proposal, including the changes in the aggregate upfront consideration, the potential contingent payments and the proposed regulatory milestone under the CVR that were discussed at the Transaction Committee meeting held on the previous day. The meeting participants then reviewed updated risk-adjusted financial projections for fiscal years 2025 through 2045 prepared by senior management for use in connection with the proposed transaction (referred to as the “May 2025 Projections” in the section of this Schedule 14D-9 entitled “—Certain Company Financial Projections”). The May 2025 Projections rolled forward the January 2025 Projections to reflect the Company’s actual results for the first quarter of fiscal year 2025 and updated forecasts for revenue and expenses for the remainder of fiscal year 2025. No changes were made to management’s risk-adjusted revenue and expense projections for any other year included in the January 2025 Projections. As part of this discussion, the meeting participants considered the Company’s standalone prospects and execution challenges that the Company faced, including the macroeconomic, political, regulatory, industry and market conditions impacting biopharmaceutical companies. Following discussion of these matters, the Company Board approved the May 2025 Projections for use by Centerview and Jefferies in connection with providing their respective financial analyses with respect to the Company Board’s evaluation of a potential transaction and preparing any opinions as requested by the Company Board. Thereafter, the representatives of each of Centerview and Jefferies reviewed certain preliminary financial analyses related to the May 15th Proposal. Such preliminary financial analyses included an illustrative risk-adjusted, net present value for one CVR of $1.99 in Centerview’s analysis and $1.98 in Jefferies’ analysis, in each case based on management’s assessments as to the probability of realizing each milestone and the estimated timing of achievement of each milestone. The representatives of Goodwin again reviewed the fiduciary duties of the directors in this context. The meeting participants then discussed potential responses to Parent regarding the May 15th Proposal and related process considerations, including (i) that the May 15th Proposal was Parent’s third proposal and had been characterized by Parent’s Chief Executive Officer both orally and in writing as Parent’s final proposal, (ii) the statement by Parent’s Chief Executive Officer that Parent was unwilling to entertain any increase in the price being offered, (iii) Parent’s expectation that it could complete due diligence and negotiate a definitive agreement within an approximately two-week period, (iv) Parent’s request for an exclusive period of negotiations as part of the May 15th Proposal, (v) that Party A, Party B, Party C and Party D had declined to proceed with respect to a potential strategic transaction with the Company, including the fact that Party A had not contacted the Company since Party A had terminated discussions with the Company on February 1, 2025 and, in subsequent discussions between the Company’s financial advisors and Party A, Party A had reaffirmed that a potential transaction with the Company was not a strategic priority, (vi) the low likelihood that Party A, even if interested, could transact on a similar timeline as proposed by Parent, and (vii) the risk of Parent terminating discussions if the Company attempted to further negotiate the price, extended the process timeline, and/or failed to grant exclusivity or if there was a leak related to a potential transaction involving the Company. After discussion, the Company Board determined that it was in the best interests of the Company and its stockholders to proceed with a transaction with Parent on the terms set forth in the May 15th Proposal, subject to requesting certain changes to the criteria for achieving the clinical milestone related to BLU-808. The Company Board also authorized the Company to enter into an exclusivity agreement for a period through no later than May 31, 2025.

Later on May 16, 2025, at the direction of the Company Board, Ms. Haviland informed the Chief Executive Officer of Parent of the Company Board’s decision. At Parent’s request, the Company followed this discussion with delivery of a letter to Parent confirming the Company’s willingness to engage with Parent on the basis set forth in the May 15th Proposal (subject to further discussion of certain non-economic terms of the CVR) and to enter into a mutually acceptable exclusivity agreement providing for a period of exclusive negotiations starting with the opening of the virtual data room and expiring on May 26, 2025 to facilitate Parent’s confirmatory due diligence. The letter also indicated that the Company would be willing to discuss extending the exclusivity period through the end of the month if Parent’s due diligence was productive and progressing in good faith.

On May 18, 2025, the Company and Parent entered into an exclusivity agreement providing for exclusive negotiations between the parties until the first to occur of: (i) 11:59 p.m. (New York time) on May 26, 2025; (ii) the execution of a definitive agreement between the parties with respect to the proposed acquisition; (iii) the time at which Parent advised the Company that it was no longer actively pursuing the proposed acquisition; and/or (iv) the time at which Parent reduced, or proposed a reduction in, the per share consideration set forth in the May 15th Proposal, or changed, or proposed a change to, the allocation of such consideration among the upfront payment and the two contingent payments referenced in the May 15th Proposal that would be less favorable to the Company’s stockholders. The exclusivity agreement also provided that, in the event that execution of a definitive agreement had not occurred prior to 11:59 p.m. (New York time) on May 26, 2025, the Company and Parent would discuss in good faith the extension of the exclusivity period until 11:59 p.m. (New York time) on May 31, 2025, so long as Parent’s due diligence was productive and progressing in good faith.

Later on May 18, 2025, the Company provided representatives of Parent and its advisors with access to due diligence materials in a virtual data room to facilitate Parent’s confirmatory due diligence. Prior to opening the virtual data room, the Company and Parent entered into an amendment to the existing confidentiality agreement between the parties to extend the term and expand the scope of the subject matter covered by the confidentiality agreement to include all of the Company’s proprietary information regarding its business, products, product candidates and programs. Thereafter, Parent sent lists of due diligence questions to, and requested additional due diligence items from, the Company, and Parent and its representatives participated in multiple conference calls with senior management and representatives of the Company as part of Parent’s confirmatory due diligence process.

On May 19, 2025, Ms. Haviland communicated to Parent the requested changes to the criteria for achieving the clinical milestone included in the CVR that had been discussed by the Company Board at the meeting held on May 16, 2025, which proposals consisted of: (i) extending the end date for the period in which to achieve the clinical milestone related to BLU-808 from June 30, 2027 to December 31, 2027; and (ii) providing that the clinical milestone related to BLU-808 would be achieved if Parent advanced BLU-808 into a Phase 2b or Phase 3 study (whichever came first) by the end date of the related milestone period.

On May 21, 2025, Weil, Gotshal & Manges LLP, outside counsel to Parent (“Weil”), provided Goodwin with an initial draft of the merger agreement for the proposed transaction, which included, among other things, (i) a transaction structure consisting of a cash tender offer followed immediately by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) the conversion of unvested Company equity awards into cash-based awards that would continue to vest following the closing in accordance with their terms, (iii) extensive representations and warranties of the Company, (iv) limitations on the required efforts of Parent to obtain necessary antitrust and other regulatory approvals, (v) a termination fee payable by the Company in certain circumstances equal to 4.0% of the equity value of the transaction, and (vi) a termination fee payable by Parent in certain circumstances, but without a proposal for the amount of such fee.

On May 22, 2025, Weil provided Goodwin with an initial draft of the CVR agreement for the proposed transaction, which draft included the changes to the terms of the clinical milestone related to BLU-808 proposed by the Company on May 19, 2025.

Also on May 22, 2025, Ms. Haviland had a discussion with a senior commercial officer of Parent to discuss employee retention matters, including the proposed treatment of outstanding Company equity awards as set forth in the draft merger agreement provided by Weil. This discussion was the first such conversation among the parties involving employee and compensation-related matters with respect to the proposed transaction. Thereafter, the parties and their advisors (including Goodwin with direction from the Chairman of the Company Board and the Transaction Committee) engaged in further discussions regarding the treatment of the Company’s employees and related compensation matters with respect to the transaction. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company” and “—Arrangements with Purchaser, Aventis and Parent—Merger Agreement” of this Schedule 14D-9. None of these discussions involved any proposals or other conversations among the parties regarding post-transaction roles or compensation arrangements for the Company’s executive officers.

On May 23, 2025, the Transaction Committee held a meeting at which members of senior management and a representative of Goodwin were present. At this meeting, members of senior management provided an update on the status of the due diligence process and the proposed engagement letters with the Company’s financial advisors. Ms. Haviland also updated the Transaction Committee regarding her conversation with a senior commercial officer of Parent regarding employee retention matters held on the previous day. In addition, the representative of Goodwin summarized the key issues in the drafts of the merger agreement and the CVR agreement received from Weil on behalf of Parent and the Transaction Committee provided feedback regarding these issues.

Later on May 23, 2025, the Company Board held a meeting at which members of senior management and a representative of Goodwin were present. At this meeting, members of senior management provided an update on the status of the due diligence process and the proposed engagement letters with the Company’s financial advisors. Ms. Haviland also updated the Company Board regarding her conversation with a senior commercial officer of Parent regarding employee retention matters held on the previous day. In addition, the representative of Goodwin summarized the key issues in the drafts of the merger agreement and the CVR agreement received from Weil on behalf of Parent and the Company Board provided feedback regarding these issues.

Also on May 23, 2025, Goodwin provided Weil with a revised draft of the merger agreement for the proposed transaction, which included, among other things, (i) the accelerated vesting and cash out of all outstanding Company equity awards upon the closing of the Merger, (ii) narrowing of the representations and warranties of the Company, (iii) expansion of the required efforts of Parent to obtain necessary antitrust and other regulatory approvals, (iii) an outside date of twelve months from the date of the agreement plus two potential 90-day extensions, (iv) a termination fee payable by the Company in certain circumstances equal to 2.5% of the equity value of the transaction, and (v) a termination fee payable by Parent in certain circumstances with the amount to be determined.

On May 24, 2025, Goodwin provided Weil with a revised draft of the CVR agreement, which included changes intended to expand the definition of “diligent efforts” (i.e., the efforts required by Parent and its affiliates to achieve the applicable milestones during the relevant milestone periods) and to better align the triggers for achievement of the clinical milestone with the specific indications and types of studies that the Company had been expecting to pursue for BLU-808. In addition, Goodwin provided the initial draft disclosure schedules to the draft merger agreement to Weil.

On May 26, 2025, the Company Board held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, members of senior management provided an update on the status of the due diligence process, the proposed timeline for signing and announcement, and related communications planning. The Company Board authorized the extension of the exclusivity agreement with Parent through May 31st if such an extension were requested by Parent. The representatives of Goodwin provided an update on the key open issues in the merger agreement and the CVR agreement, and the Company Board instructed Goodwin to work with Weil to finalize the remaining open points in the merger agreement and CVR agreement and work towards the execution of definitive documentation by the end of the month. The representatives of Centerview and Jefferies then left the meeting, and during executive session, the Company Board also discussed with the representatives of Goodwin the formal approval of the engagement letters with the Company’s financial advisors. The representatives of Goodwin reviewed with the Company Board the terms of the proposed engagement letters with Centerview and Jefferies, and customary relationship disclosures provided by each of Centerview and Jefferies confirming as had been previously discussed that there were no relationships with the Company or Parent impacting the respective ability of each financial advisor to act independently on behalf of the Company. Later on May 26, 2025, the Company, as authorized by the Company Board, entered into the applicable engagement letter with each of Centerview and Jefferies.

Also on May 26, 2025, Ms. Haviland had a further discussion with a senior commercial officer of Parent to discuss employee retention matters, including the Company’s prior proposal that all outstanding Company equity awards be fully vested and cashed out upon the closing of the Merger. During this discussion, the senior commercial officer of Parent proposed that, instead of all unvested Company equity awards being converted into cash-based awards subject to continued vesting in accordance with their existing vesting schedules as previously proposed by Parent, only the unvested Company equity awards granted to employees in calendar year 2025 would be subject to continued vesting and for a shorter period of six months following the closing of the Merger.

In addition, on May 26, 2025, Weil provided Goodwin with a revised draft of the merger agreement, which included, among other things, (i) the accelerated vesting and cash out of all outstanding Company equity awards upon the closing of the Merger, other than any such equity awards issued to employees in calendar year 2025 which would be converted into cash-based awards and be subject to continued vesting for a period of six months following the closing, (ii) an outside date of six months from the date of the agreement plus two potential 90-day extensions, (iii) a termination fee payable by the Company in certain circumstances equal to 4.0% of the equity value of the transaction, and (iv) a termination fee payable by Parent in certain circumstances equal to 5.0% of the equity value of the transaction. Weil also provided a revised draft of the CVR agreement. Thereafter, Goodwin, on behalf of the Company, and Weil, on behalf of Parent, conducted a number of conference calls and continued to exchange drafts of the merger agreement and CVR agreement. Among other items, the parties negotiated (i) an outside date of eight months from the date of the merger agreement plus two potential extensions of up to a total of 150 days, (ii) a termination fee payable by the Company in certain circumstances equal to 3.5% of the equity value of the transaction, (iii) a termination fee payable by Parent in certain circumstances equal to 5.5% of the equity value of the transaction, and (iv) the final definition of “diligent efforts” in the CVR agreement, with a further extension of the end date for the period in which to achieve the clinical milestone related to BLU-808 from December 31, 2027 to December 31, 2028.

At 11:59 p.m. (New York time) on May 26, 2025, the exclusive negotiation period under the exclusivity agreement expired without extension.

On May 27, 2025, the Transaction Committee held a meeting at which members of senior management and representatives of Goodwin were present to review the status of discussions with Parent regarding the open issues in the merger agreement, including employee and compensation-related matters.

On May 28, 2025, representatives of the parties and their legal advisors held a meeting to discuss the remaining open items with respect to employee and compensation-related matters, including having only a portion of the

Company equity awards issued to employees in calendar year 2025 being subject to continued vesting following the closing for retention purposes. Thereafter, and through May 31, 2025, the parties and their advisors worked to finalize the definitive documentation for the transaction.

On May 31, 2025, the Company Board held a meeting at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present. At this meeting, the representatives of Goodwin updated the Company Board on the status of the definitive documentation for the transaction and the results of the negotiation of the final open issues. Each of Centerview and Jefferies then presented its financial analysis of the Offer Consideration. The meeting participants also discussed the communications plan with respect to the announcement of the proposed transaction.

Later on May 31, 2025, the Compensation Committee of the Company Board held a meeting at which representatives of Goodwin and the Company’s Chief Legal Officer were present to review and approve the compensation-related provisions of the Merger Agreement (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company”) and adopt resolutions in accordance with Rule 14d-10(d) under the Exchange Act. Thereafter, the Company Board and the Transaction Committee held a joint meeting, at which members of senior management and representatives of Centerview, Jefferies and Goodwin were present, to consider approval of the proposed transactions with Parent. At the meeting, the representatives of Goodwin reviewed the fiduciary duties of the directors in this context and the terms of the final proposed Merger Agreement and CVR Agreement. Centerview then delivered to the Company Board an opinion, which opinion was confirmed by delivery of a written opinion dated May 31, 2025, to the effect that, as of that date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with the opinion, the Offer Consideration to be paid to the holders of Shares (other than (i) Dissenting Shares (as defined in the Merger Agreement) immediately prior to the Effective Time, (ii) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time, and (iii) each Share held immediately prior to the Effective Time by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) (the Shares referred to in clauses (i)-(iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the section of this Schedule 14D-9 captioned “—Opinions of the Financial Advisors to the Company Board—Opinion of Centerview Partners LLC.” A representative of Jefferies then delivered to the Company Board an opinion, which opinion was confirmed by delivery of a written opinion dated May 31, 2025, to the effect that, as of that date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Jefferies in connection with the opinion, the Offer Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Jefferies’ opinion, please see the section of this Schedule 14D-9 captioned “—Opinions of the Financial Advisors to the Company Board—Opinion of Jefferies LLC.”

Following additional discussion and consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and taking into consideration the matters discussed during that meeting and prior meetings of the Company Board (for additional detail, see “—Reasons for the Recommendation of the Company Board” below), the Transaction Committee unanimously adopted resolutions recommending to the Company Board that the Company Board: (i) determine that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares; (ii) adopt the Merger Agreement and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolve to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Thereafter, the Company Board, after consideration of the terms and conditions of the Merger Agreement and the recommendation of the Transaction Committee, unanimously adopted resolutions: (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares; (ii) adopting the Merger Agreement and approving the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) resolving to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) determining that the Merger will be effected under Section 251(h) of the DGCL.

Prior to the opening of the stock markets on the morning of June 2, 2025, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On June 17, 2025, Parent commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the Offer and the Merger, each of the Company Board and the Transaction Committee, as described in the section entitled “—Background of the Offer and the Merger” of this Schedule 14D-9, consulted with the Company’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Company Board recommends that the Company’s stockholders tender their Shares in response to the Offer:

Offer Price. The Company Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares;

•	the recent historical trading prices of the Shares, as compared to the Offer Consideration, including the fact that:

•

the Cash Offer Price of $129.00 per Share to be received upon consummation of the Offer and the Merger represents (i) an approximately 27% premium over the closing price per Share on May 30, 2025, the last trading day prior to the public announcement of the execution of the Merger Agreement, (ii) an approximately 29% premium over the volume weighted average price per Share for the 30-calendar day period ended May 30, 2025, and (iii) an approximately 43% premium over the volume weighted average price per Share for the 60-calendar day period ended May 30, 2025; and

•

combined, the Cash Offer Price plus the maximum potential CVR payments, if achieved, of $135.00 per Share represents (i) an approximately 33% premium over the closing price per Share on May 30, 2025, the last trading day prior to the public announcement of the execution of the Merger Agreement, (ii) an approximately 35% premium over the volume weighted average price per Share for the 30-calendar day period ended May 30, 2025, and (iii) an approximately 49% premium over the volume weighted average price per Share for the 60-calendar day period ended May 30, 2025; and

•

that in its view it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Consideration represented the highest per Share consideration reasonably obtainable.

Certainty of Consideration. The Company Board considered the fact that the upfront cash consideration in the Offer and the Merger, which represents a substantial portion of the overall Offer Consideration, would allow holders of Shares to realize immediate value for their investment in the Company, while avoiding the Company’s commercialization, marketing, regulatory, clinical and preclinical, competitive and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.

CVR Consideration; Opportunity to Realize Additional Value. The Company Board considered the fact that, in addition to the upfront cash consideration of $129.00 per Share, the Company’s stockholders will receive one CVR for each Share, which provides the Company’s stockholders with an opportunity to realize additional value through contingent cash payments of up to an aggregate amount of $6.00 per Share, to the extent that the Milestones set forth in the CVR Agreement are achieved within the applicable time periods. The Company Board also took into consideration the obligations of Parent and its affiliates to use “diligent efforts” to achieve the Milestones, the extensive experience and resources of Parent, Aventis and their respective affiliates, the business reputation and global capabilities of Parent and Aventis, and the Company Board’s perception that Parent and Aventis are willing to devote the resources necessary to continue developing BLU-808. In addition, the Company Board considered that, under the CVR Agreement, Aventis may only assign development, regulatory or commercialization rights to BLU-808 during the Milestone Periods to one of the top 30 pharmaceutical companies based on worldwide annual revenue, and Aventis will only be released from its obligations under the CVR Agreement if such pharmaceutical company expressly assumes all of Aventis’s obligations.

The Company’s Operating and Financial Condition and Prospects. The Company Board considered the Company’s operating and financial performance and its prospects, including certain financial projections for the Company prepared by senior management, which reflect an application of various assumptions of senior management. The Company Board considered the inherent uncertainty of achieving the May 2025 Projections, as set forth under the heading entitled “—Certain Company Financial Projections,” and that, as a result, the Company’s actual financial results in future periods could differ materially from the May 2025 Projections. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company executing on its long-range plan if it remained independent. These risks and uncertainties include, among others, (i) risks relating to the macroeconomic, political, regulatory, industry and market conditions negatively impacting the valuations of, and the outlook for, biopharmaceutical companies such as the Company, (ii) the Company’s current dependence on the success of a single commercial product and its ability to obtain marketing approval for avapritinib in additional geographies, (iii) the risks and costs associated with clinical trials and preclinical studies and advancing drug candidates into, and successfully completing, clinical trials, (iv) the risks and costs associated with achieving regulatory approval for, and successfully launching and commercializing, the Company’s product candidates, (v) the risks and costs associated with building and maintaining the Company’s commercial organization, (vi) the complexity of manufacturing pharmaceutical products and reliance on third parties to secure manufacturing, packaging and labeling arrangements for development activities and commercial production, (vii) the uncertainties associated with pricing and reimbursement of AYVAKIT/AYVAKYT and any other product candidates for which the Company may receive marketing approval, (viii) the highly competitive nature of the markets that would be addressed by BLU-808 and other product candidates for which the Company may receive marketing approval in the future, (ix) the ability to realize the expected benefits of current and future licensing, partnership and collaboration arrangements with third parties, and (x) the dependence on key personnel. The Company Board weighed the certainty of realizing a compelling value for the Shares in the Offer and the Merger compared to the uncertainty that trading values for the Shares would approach the Cash Offer Price (or the Cash Offer Price plus the potential CVR payments) in the foreseeable future and the substantial risks and uncertainty associated with the Company and its business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025).

Potential Strategic Alternatives. The Company Board reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s standalone plan. The Company Board considered the risks inherent in the commercialization and development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from regulatory authorities, competition, and other factors affecting the revenues and profitability of biopharmaceutical companies generally. The Company Board also considered the fact that the Company’s current product candidates, such as elenestinib and BLU-808, have not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body, as well as the status and prospects for the Company’s current product candidates and development programs.

Product Commercialization and Development Risks; Existing Resources. The Company Board considered the status and prospects for the Company’s current pipeline, including the fact that the Company is heavily dependent on its ability to successfully commercialize and market AYVAKIT/AYVAKYT in the United States, key European markets, and in other jurisdictions where the Company may obtain marketing approval. The Company Board considered the risk that the Company’s current product candidates, such as elenestinib and BLU-808, will not be approved or, if approved, successfully commercialized for any indications. The Company Board considered the Company’s history of operating losses and the challenges in becoming and remaining profitable, and the possibility that the Company could require additional capital in order to complete the remaining clinical development for, and potentially commercialize, its product candidates, as well as fund its other ongoing operations, which could have a dilutive effect on the Company’s existing stockholders.

Negotiation Process. The Company Board considered the fact that the terms of the Offer and the Merger were the result of arm’s-length negotiations conducted by the Company with the knowledge and at the direction of the Company Board (including through the Transaction Committee) and with the assistance of its financial and legal advisors. The Company Board also considered the enhancements that the Company and its advisors were able to obtain as a result of such arm’s-length negotiations with Parent, including the increase in the valuation offered by Parent from the time of its initial non-binding proposal to the end of the negotiations, a number of changes in the terms and conditions of the Merger Agreement and CVR Agreement from the versions initially proposed by Parent that were favorable to the Company, and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Company Board considered the process conducted by the Company, with the assistance of its financial advisors, to identify potential buyers taking into account the expected interest of parties in the Company’s products and product candidates generally, their financial capability to consummate a transaction of this size and nature, their ability to move quickly and efficiently in a process, and the outcome of those discussions. The Company Board noted that the other global pharmaceutical companies that were considered reasonably likely to have potential interest in acquiring the Company had declined to pursue a potential transaction with the Company. In addition, the Company Board considered that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer despite the Company’s entry into the Merger Agreement.

Fairness Opinions of Financial Advisors. The Company Board considered (i) the opinion of Centerview rendered to the Company Board on May 31, 2025, which was subsequently confirmed by delivery of a written opinion dated May 31, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders, and (ii) the opinion of Jefferies rendered to the Company Board on May 31, 2025, which was subsequently confirmed by delivery of a written opinion dated May 31, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Jefferies in preparing its opinion, the Offer Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders. For a more detailed discussion of Centerview’s opinion and Jefferies’ opinion, respectively, please see the sections of this Schedule 14D-9 captioned “—Opinions of the Financial Advisors to the Company Board—Opinion of Centerview Partners LLC” and “—Opinions of the Financial Advisors to the Company Board—Opinion of Jefferies LLC”.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Company Board considered the provisions of the Merger Agreement, including (i) the exceptions to the definition of “company material adverse effect”, which generally defines the standard for closing risk, including for any regulatory, preclinical, clinical, pricing, reimbursement, supply or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any product or product candidate of the Company or with respect to any product of Parent or any of its subsidiaries or any competitor of the Company, (ii) the ability of the Company under certain circumstances to entertain an unsolicited proposal for an acquisition that constitutes or is reasonably likely to lead to or result in a proposal superior to the Offer and the Merger, (iii) the ability of the Company Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a “superior proposal” or “intervening event” (each as defined in the Merger Agreement), (iv) the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into an agreement with respect to such superior proposal, (v) the respective termination rights of the Company and Parent, and (vi) the $318 million termination fee payable by the Company under certain circumstances, which the Company Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Company Board entered into an agreement for a superior proposal.

Conditions to the Consummation of the Offer and the Merger; Likelihood of Completion. The Company Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the definition of “company material adverse effect”, and (iii) the likelihood of obtaining required regulatory approvals, including the commitments made by Parent to obtain the required regulatory approvals in the Merger Agreement. The Company Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger, and the Company has the ability to obtain specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby providing the Company with such a remedy in the event Parent or Purchaser were to decline to comply with their obligations under the Merger Agreement.

Opportunity to Receive a Reverse Termination Fee. The Company Board considered the provision in the Merger Agreement requiring Parent to pay the Company a reverse termination fee of $500 million in cash in the event that the Merger Agreement is terminated as a result of certain conditions related to applicable regulatory approvals and antitrust laws not being satisfied.

Tender Offer Structure; Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transactions as a cash tender offer for all outstanding Shares followed by a short-form merger to be effected pursuant to Section 251(h) of the DGCL. The Company Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Parent is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

End Date. The Company Board considered the termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger.

Appraisal Rights. The Company Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Parent. The Company Board considered the business reputation and capabilities of Parent and its management and the financial resources of Parent, which the Company Board believed supported the conclusion that a transaction with Parent could be completed relatively quickly and in an orderly manner.

Other Factors. In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•

the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan, except to the extent Milestone Payments related to BLU-808 are made pursuant to the CVR Agreement;

•

the fact that the Milestones under the CVR Agreement may not be achieved at all or during the applicable Milestone Periods required by the CVR Agreement for the Company’s stockholders to receive the related payments;

•	the possibility that Parent will transfer its obligations under the CVR Agreement to a third party;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s business activities, the Company’s relationship with its partners and other business relationships, and the Company’s ability to attract and retain key management and personnel;

•

the fact that the Merger Agreement precludes the Company from actively soliciting alternative takeover proposals and requires payment by the Company of a $318 million termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by the Company to accept a superior proposal;

•

the possibility that the Offer and the Merger might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of potential litigation relating to the Offer and the Merger that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto; and

•	the treatment of the cash consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

In addition, the Company Board was aware of and considered the interests of the Company’s directors and executive officers that may be different from, or in addition to, the interests of the Company’s stockholders generally when approving the Merger Agreement and recommending that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company” of this Schedule 14D-9.

The foregoing discussion of the information and factors considered by the Company Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with the evaluation of the Offer and the Merger and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to rank or assign relative weights to the various factors considered in reaching its determinations. In considering the factors described above and any other factors, individual members of the Company Board may have viewed factors differently or given different weight, merit or consideration to different factors. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Company Board, but rather the Company Board conducted an overall review of the factors described above, including discussions with the Company’s senior management and its legal and financial advisors.

The foregoing discussion of the reasoning and consideration of certain factors by the Company Board and the resulting determinations and recommendation, and certain other information presented in this section, as well as similar information included in this Schedule 14D-9, is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Certain Company Financial Projections.

The Company does not, as a matter of course, publicly disclose financial forecasts or projections as to future performance, revenue, earnings or other results of its operations given, among other reasons, the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, as described in “—Background of the Offer and the Merger” and further below, at the direction of the Company Board in January 2025, the Company’s senior management prepared preliminary risk-adjusted financial projections for fiscal years 2025 through 2045 for the Company based on its view of the prospects for the Company on a standalone basis with respect to its commercialized product, AYVAKIT/AYVAKYT (avapritinib), its clinical-stage product candidates, including elenestinib and BLU-808, and its early pipeline and discovery assets (the “January 2025 Projections”). In May 2025, the Company’s senior management made certain revisions to roll forward the January 2025 Projections to reflect the Company’s actual results for the first quarter of fiscal year 2025 and updated forecasts for revenue and expenses for the remainder of fiscal year 2025 (the “May 2025 Projections” and, together with the January 2025 Projections, the “Management Projections”). The Management Projections were developed solely using the information available to the Company’s senior management at the time they were created. The Management Projections were provided to and considered by the Company Board in connection with its evaluation of the Offer and the Merger in comparison to the Company’s other strategic alternatives, including remaining as a standalone company. The Management Projections also were provided to Centerview and Jefferies, and the Company Board directed Centerview and Jefferies to use and rely upon the May 2025 Projections for purposes of their respective financial analyses and opinions (as summarized below under “—Opinions of the Financial Advisors to the Company Board”) and the May 2025 Projections were the only projections with respect to the Company used and relied upon by Centerview and Jefferies in rendering such opinions. The Management Projections were not provided to Parent, Aventis, or Purchaser.

The summaries of the Management Projections are not included in this Schedule 14D-9 to influence any stockholder’s decision with respect to the Offer or the Merger or as to whether to tender Shares in the Offer or otherwise how to act with respect to the proposed Transactions or any other matter. The summaries of the Management Projections are included in this Schedule 14D-9 because the Management Projections were provided to the Company Board in connection with its evaluation of the Transactions, and also to Centerview and Jefferies for purposes of their respective financial analyses and opinions.

The Management Projections, although presented with numerical specificity, are necessarily based on numerous variables, estimates, assumptions and scenarios that are inherently uncertain and many of which are beyond the

Company’s control. Given that the Management Projections cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s business and its results of operations. The Management Projections were prepared by the Company’s senior management based on certain estimates and assumptions with respect to general business, political, economic, industry, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the market for AYVAKIT/AYVAKYT (avapritinib) or the future market for the Company’s product candidates, including elenestinib, BLU-808 and pipeline product candidates, if approved. The Management Projections were developed solely using the information available to the Company’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or the achievability of the Management Projections include, but are not limited to: (i) the risk that the market opportunities for AYVAKIT/AYVAKYT or the Company’s product candidates are smaller than the Company estimates or that any approval that the Company obtains may be based on a narrower definition of the patient population than the Company anticipates; (ii) the risk that the marketing and sale of any future approved drugs may be unsuccessful or less successful than anticipated, or that any future approved drugs may not gain market acceptance by physicians, patients, third-party payors and others in the medical community; (iii) the risk of delay of any current or planned clinical trials or the development of the Company’s current or future product candidates, including elenestinib and BLU-808; (iv) risks related to the Company’s ability to successfully demonstrate the safety and efficacy of its drug candidates and gain approval of its product candidates on a timely basis, if at all; (v) preclinical and clinical results for the Company’s product candidates may not support further development of such product candidates either as monotherapies or in combination with other agents or may impact the anticipated timing of data or regulatory submissions; (vi) the timing of the initiation of clinical trials and trial cohorts at clinical trial sites and patient enrollment rates may be delayed or slower than anticipated; (vii) actions of regulatory agencies may affect the Company’s approved drugs or its current or future drug candidates, including affecting the initiation, timing and progress of clinical trials, as well as the pricing of its drug candidates; (viii) risks related to the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for its products and current or future product candidates it is developing; (ix) the success of the Company’s current and future collaborations, partnerships or licensing and other arrangements; (x) challenges in achieving and maintaining a self-sustainable financial profile and the potential need for additional capital to advance the Company’s pipeline or otherwise fund its operations; (xi) risks related to the Company’s liquidity, financing arrangements, and the accuracy of its estimates of cash burn and future capital requirements; (xii) competition; and (xiii) those risks detailed in the Company’s SEC filings, including its most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2024, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, and subsequent filings with the SEC, as well as the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of clinical-stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of the Company’s product candidates, including elenestinib and BLU-808, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that the Company will obtain the regulatory approvals necessary for the commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product candidate that the Company may market or commercialize. Since the Management Projections cover a span of twenty years, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the Company’s product candidates.

The Management Projections were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Management Projections or expressed any opinion or any form of assurance related thereto.

The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent, Aventis, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. None of the Company, Parent, Aventis, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives assumes any responsibility for the accuracy of the information contained in the Management Projections. None of the Company, Parent, Aventis, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Management Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown not to be appropriate. None of the Company, Parent, Aventis, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any Company securityholders regarding the ultimate performance of the Company, the Surviving Corporation or any of their respective affiliates compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved consistent with the Management Projections or at all, the overall future performance of the Company, the Surviving Corporation or any of their respective affiliates, or the achievement of any of the Milestones with respect to the CVR. The Management Projections are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

The Management Projections were prepared by the Company’s senior management on bases reflecting the reasonably available estimates and judgments of the Company’s senior management as to the matters covered thereby and as of the date the Management Projections were generated. The Management Projections reflect assumptions that are subject to change and are susceptible to multiple interpretations based on actual results, revised prospects for the Company’s business, changes in general business, political, economic, industry, competitive, regulatory, reimbursement and other market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Management Projections were prepared. The Management Projections do not take into account any circumstances, transactions or events occurring after the dates on which such projections were prepared. The Management Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.

Certain of the measures included in the Management Projections, including EBIT, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. EBIT should not be considered as an alternative to net profit or net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Financial measures in connection with a business combination, such as the Transactions, are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by the Company Board in connection with its consideration of the Offer and the Merger or by the Company’s financial advisors for purposes of their respective financial analyses as described below in the section entitled “—Opinions of the Financial Advisors to the Company Board.” Accordingly, the Company has not provided a reconciliation of any non-GAAP financial measures included in the Management Projections.

The Company does not intend to make publicly available any update or other revisions to the Management Projections, except as otherwise required by law. The Management Projections were based on assumptions about the Company’s continued operation as a standalone, publicly traded company, including with respect to the continued sale and commercialization of AYVAKIT/AYVAKYT (avapritinib) and research, development and commercialization of the Company’s other clinical-stage product candidates, including elenestinib and BLU-808, while also accounting for risk and probability adjustments reflecting the assessment by the Company’s senior management as to the probability of success of such products and product candidates as of the time the Management Projections were prepared. The Management Projections include assumptions regarding product sales, asset-specific probabilities of technical and regulatory success, timing of clinical development plans, indications to be pursued, efficacy, safety, timing of regulatory approval, timing of commercial launch, development of product candidates in combination with other therapies, sales ramp, market size, market share, expansion into new markets, peak sales, duration, pricing, relative positioning versus competition, licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses and research and development tax credits, expected cash flow generation and cash burn rate, and other relevant factors related to the Company’s long-range operating plan. The Management Projections assume that the Company will be able to achieve and maintain a self-sustainable financial profile without the need for future capital raises; however, the Company could need additional capital to advance its pipeline or otherwise fund its operations and/or choose to raise capital opportunistically in the future. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive or exhaustive overview of all metrics and assumptions included or reflected in the Management Projections.

The January 2025 Projections for the applicable fiscal years are summarized below (USD in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$691	$1,075	$1,466	$1,876	$2,207	$2,570	$2,870	$3,346	$3,835	$4,447	$4,979
Gross Profit	$674	$1,049	$1,429	$1,826	$2,142	$2,488	$2,767	$3,216	$3,677	$4,251	$4,702
Total R&D Expense	($430)	($599)	($717)	($1,026)	($840)	($871)	($855)	($848)	($854)	($907)	($863)
Total SG&A Expense	($382)	($432)	($484)	($600)	($759)	($917)	($1,110)	($1,224)	($1,434)	($1,708)	($1,925)
EBIT(1)	($137)	$19	$228	$200	$544	$700	$803	$1,145	$1,389	$1,636	$1,914

	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Revenue	$5,810	$6,704	$7,627	$8,463	$9,028	$6,655	$6,572	$6,924	$7,356	$6,198
Gross Profit	$5,506	$6,336	$7,199	$7,978	$8,482	$6,232	$6,157	$6,497	$6,911	$5,825
Total R&D Expense	($921)	($965)	($1,006)	($1,053)	($1,129)	($1,193)	($1,251)	($1,313)	($1,380)	($1,444)
Total SG&A Expense	($2,104)	($2,276)	($2,469)	($2,645)	($2,870)	($2,083)	($2,038)	($2,120)	($2,222)	($2,170)
EBIT(1)	$2,481	$3,095	$3,724	$4,281	$4,483	$2,956	$2,868	$3,064	$3,309	$2,211

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.

As described above, in May 2025, the Company’s senior management made certain revisions to roll forward the January 2025 Projections to reflect the Company’s actual results for the first quarter of fiscal year 2025 and updated forecasts for revenue and expenses for the remainder of fiscal year 2025. These updates to the January 2025 Projections, as reflected in the May 2025 Projections, included the following: 2025 Total Revenue increased from $691 million to $736 million; 2025 Gross Profit increased from $674 million to $723 million; 2025 Total R&D Expense decreased from $430 million to $412 million; 2025 Total SG&A Expense increased from $382 million to $404 million; and 2025 EBIT increased from ($137) million to ($93) million. No changes were made to management’s risk-adjusted revenue and expense projections for any other year included in the January 2025 Projections.

The May 2025 Projections for the applicable fiscal years are summarized below (USD in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$736	$1,075	$1,466	$1,876	$2,207	$2,570	$2,870	$3,346	$3,835	$4,447	$4,979
Gross Profit	$723	$1,049	$1,429	$1,826	$2,142	$2,488	$2,767	$3,216	$3,677	$4,251	$4,702
Total R&D Expense	($412)	($599)	($717)	($1,026)	($840)	($871)	($855)	($848)	($854)	($907)	($863)
Total SG&A Expense	($404)	($432)	($484)	($600)	($759)	($917)	($1,110)	($1,224)	($1,434)	($1,708)	($1,925)
EBIT(1)	($93)	$19	$228	$200	$544	$700	$803	$1,145	$1,389	$1,636	$1,914

	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Revenue	$5,810	$6,704	$7,627	$8,463	$9,028	$6,655	$6,572	$6,924	$7,356	$6,198
Gross Profit	$5,506	$6,336	$7,199	$7,978	$8,482	$6,232	$6,157	$6,497	$6,911	$5,825
Total R&D Expense	($921)	($965)	($1,006)	($1,053)	($1,129)	($1,193)	($1,251)	($1,313)	($1,380)	($1,444)
Total SG&A Expense	($2,104)	($2,276)	($2,469)	($2,645)	($2,870)	($2,083)	($2,038)	($2,120)	($2,222)	($2,170)
EBIT(1)	$2,481	$3,095	$3,724	$4,281	$4,483	$2,956	$2,868	$3,064	$3,309	$2,211

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.

At the direction of the Company’s senior management and the Company Board, the Company’s financial advisors each calculated, based solely on the information contained within the May 2025 Projections and other information and assumptions provided by the Company’s senior management, unlevered free cash flows as set forth below, in connection with their respective discounted cash flow analyses as described in the section entitled “—Opinions of the Financial Advisors to the Company Board” of this Schedule 14D-9. For this purpose, stock-based compensation was treated as a cash expense.

The following tables present a summary of the unlevered free cash flows calculated based on the May 2025 Projections (USD in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
EBIT(1)	($93)	$19	$228	$200	$544	$700	$803	$1,145	$1,389	$1,636	$1,914
Minus: Taxes(2)	—	($4)	($48)	($42)	($114)	($147)	($169)	($240)	($292)	($344)	($402)
Minus: Capital Expenditures	($5)	($6)	($7)	($7)	($8)	($9)	($11)	($12)	($13)	($15)	($17)
Plus: Depreciation & Amortization	$13	$11	$11	$11	$6	$7	$8	$9	$10	$12	$13
Minus/Plus: Change in Net Working Capital	($13)	($31)	($15)	($5)	($47)	($73)	($60)	($95)	($98)	($122)	($106)
Unlevered Free Cash Flow(3)	($98)	($11)	$170	$156	$381	$478	$572	$807	$996	$1,167	$1,401

	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
EBIT(1)	$2,481	$3,095	$3,724	$4,281	$4,483	$2,956	$2,868	$3,064	$3,309	$2,211
Minus: Taxes(2)	($521)	($650)	($782)	($899)	($942)	($621)	($602)	($643)	($695)	($464)
Minus: Capital Expenditures	($19)	($22)	($24)	($27)	($31)	($35)	($39)	($44)	($49)	($56)
Plus: Depreciation & Amortization	$15	$17	$19	$21	$24	$27	$30	$34	$38	$43
Minus/Plus: Change in Net Working Capital	($166)	($179)	($185)	($167)	($113)	$475	$17	($71)	($86)	$232
Unlevered Free Cash Flow(3)	$1,789	$2,262	$2,751	$3,208	$3,422	$2,802	$2,273	$2,340	$2,517	$1,965

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(2)	Assumes a tax rate of 21%.
(3)

As set forth in the tables above, unlevered free cash flow is a non-GAAP financial measure defined as EBIT, minus tax expense (if profitable), minus capital expenditures, plus depreciation and amortization, and minus/plus change in net working capital.

The Management Projections also included estimates of the Company’s senior management of federal net operating losses (“NOLs”) and research and development tax credits (in the aggregate amount of approximately $1.1 billion for both the January 2025 Projections and the May 2025 Projections), in each case as of December 31, 2024 with an assumed tax rate of 21%. The values in the table above do not take into account the estimated impact of federal NOL and research and development tax credit usage of $3 million, $38 million, $34 million, $91 million and $77 million for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively. On the same basis as the May 2025 Projections, the Company’s senior management also estimated the probabilities of success for achieving each of the Milestones for the CVR, which included an estimated 65% probability of achieving Milestone One and an estimated 40% cumulative probability of achieving Milestone Two and, in each case, assuming an achievement date in advance of the end date of the applicable milestone period. The Company’s senior management and the Company Board directed the Company’s financial advisors to use these federal NOL, research and development tax credit, and milestone probability estimates in connection with their respective financial analyses and opinions as further described below under the section entitled “—Opinions of the Financial Advisors to the Company Board” in this Schedule 14D-9. There can be no assurance that any of the Milestones or other estimates will be achieved or that any of the payments with respect to the CVR will be made.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, stockholders are cautioned not to place undue, if any, reliance on the Management Projections or any other forward-looking information included in this section of the Schedule 14D-9.

(e) Opinions of the Financial Advisors to the Company Board.

Opinion of Centerview Partners LLC

On May 31, 2025, Centerview rendered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated May 31, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 31, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A-1 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A-1. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the Merger Agreement and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Consideration to be paid to such holders pursuant to the Merger Agreement and CVR Agreement.

Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Blueprint or any other person as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•

An execution draft of the Merger Agreement dated as of June 2, 2025 and the draft form of the CVR Agreement attached thereto, collectively referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Reports on Form 10-K of Blueprint for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Blueprint;

•	certain publicly available research analyst reports for Blueprint;

•	certain other communications from Blueprint to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Blueprint, including the May 2025 Projections, and the probability of realizing the Milestone Payments under the CVR Agreement prepared by Blueprint’s management and furnished to Centerview by Blueprint for the purposes of Centerview’s analysis, which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Blueprint regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Blueprint and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Blueprint’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Blueprint’s direction, that the Internal Data (including, without limitation, the May 2025 Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Blueprint as to the matters covered thereby and Centerview relied, at Blueprint’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Blueprint’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Blueprint, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Blueprint. Centerview assumed, at Blueprint’s direction, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at Blueprint’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and the CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to

Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Blueprint, or the ability of Blueprint to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Blueprint’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Blueprint or in which Blueprint might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Blueprint or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Blueprint or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Consideration to be paid to the holders of the shares of Blueprint common stock (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Blueprint as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated May 31, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Blueprint. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blueprint or any other parties to the Transactions. None of Blueprint, Parent, Aventis, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Blueprint do not purport to be appraisals or reflect the prices at which Blueprint may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 30, 2025 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding shares of Blueprint common stock as of May 30, 2025 as calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units and performance stock units) based on information provided by management of Blueprint.

Analysis of Consideration

Centerview conducted an analysis of the Offer Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such Offer Consideration is equal, on a per share basis, to $129.00 upfront per share in cash together, and not separately, with one CVR which could potentially result in (i) an additional one-time contingent cash payment of $2.00 per CVR contingent upon, and subject to, the achievement of Milestone One prior to the expiration of the applicable milestone period, and (ii) an additional one-time contingent cash payment of $4.00 per CVR contingent upon, and subject to, the achievement of Milestone Two prior to the expiration of the applicable milestone period, each as described more fully in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Aventis and Parent—Contingent Value Rights Agreement.”

For analytical purposes, assuming that for one CVR, the holders thereof receive payments equal to $6.00 upon the achievement of both milestones prior to the expiration of the applicable milestone period, based solely on the assessments of Blueprint’s management as to (i) the probability of realizing each milestone and (ii) the estimated timing of achievement of each milestone, and discounting each of the probability-adjusted milestone payments back to the valuation date using a discount rate of 12%, which is the midpoint of a range of discount rates from 11.0%–13.0% based on Centerview’s analysis of Blueprint’s weighted average cost of capital, Centerview calculated an illustrative net present value for one CVR of $1.99.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per share merger consideration” refers to an aggregate assumed implied per Share value of $130.99 (which we refer to as the “Implied Consideration Value”), equal, on a per Share basis, to $129.00 upfront consideration plus the illustrative risk-adjusted net present value of the CVR of $1.99, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that any of the conditions for the holders of CVRs to receive payments pursuant to the CVR Agreement will be satisfied, and if satisfied, when such conditions will be satisfied.

Selected Public Company Analysis

Centerview reviewed and analyzed certain financial information of Blueprint and compared it to corresponding financial information of certain publicly traded early commercial-stage biopharmaceutical companies (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Blueprint.

However, because none of the selected companies is exactly the same as Blueprint, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, operational and/or financial characteristics and other factors that could affect the public trading values of the selected companies and Blueprint in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of May 30, 2025, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of such company’s risk-adjusted projected revenue for calendar year 2028 (“EV/2028E Revenue Multiple”).

The selected companies are summarized below:

Selected Companies	EV/2028E Revenue Multiple
Ascendis Pharma A/S	4.5x
Axsome Therapeutics, Inc.	2.9x
BridgeBio Pharma, Inc.	4.6x
Legend Biotech Corporation	1.9x
Madrigal Pharmaceuticals, Inc.	2.5x
TG Therapeutics, Inc.	4.4x
Verona Pharma plc	5.2x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Blueprint and the companies included in the selected public company analysis, Centerview selected a reference range of EV/2028E Revenue Multiples of 2.5x to 4.5x. Centerview applied this reference range of EV/2028E Revenue Multiples to Blueprint’s risk-adjusted projected revenue for calendar year 2028 of $1,876 million as set forth in the May 2025 Projections and added to it Blueprint’s estimated net cash of $259 million as of June 30, 2025, provided by the management of Blueprint, as set forth in the Internal Data, and divided the results of the foregoing calculations by the number of fully-diluted outstanding shares of Blueprint common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of May 30, 2025, based on information provided by the management of Blueprint and as set forth in the Internal Data. This analysis resulted in an implied per share equity value range for the Shares of approximately $72.50 to $123.70, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $130.99 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information of Blueprint and compared it to corresponding financial information of certain transactions involving publicly traded early commercial biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Blueprint and the Transactions. Although none of the selected transactions is identical or directly comparable to the Transactions, the companies included in the selected transactions were selected by Centerview because, among other reasons, they are publicly traded biopharmaceutical companies with certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions.

However, because none of the selected transactions is exactly the same as the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, operational and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the target companies in the selected transactions and Blueprint in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction, as a multiple of the target company’s management’s risk-adjusted projected four-year forward revenue at the time of the transaction announcement (“TV/4-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	TV/4-Year Forward Revenue Multiple
Jan-25	Intra-Cellular Therapies, Inc.	Johnson & Johnson	5.4x
Nov-23	ImmunoGen, Inc.	AbbVie Inc.	9.9x
October-23	Mirati Therapeutics, Inc.	Bristol-Myers Squibb Company	7.9x
July-23	Reata Pharmaceuticals, Inc.	Biogen Inc.	6.0x
August-22	Global Blood Therapeutics, Inc.	Pfizer Inc.	5.0x
May-22	Biohaven Pharmaceutical Holding Company Ltd.	Pfizer Inc.	4.6x
Feb-21	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	3.4x
Jun-19	Array BioPharma Inc.	Pfizer Inc.	10.8x
Dec-18	TESARO, Inc.	GlaxoSmithKline plc	4.1x
Jan-18	Bioverativ Inc.	Sanofi	5.7x

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Blueprint and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 3.5x to 6.0x derived from the selected transactions analysis. Centerview applied this reference range of TV/4-Year Forward Revenue Multiples to Blueprint’s estimated risk-adjusted projected four-year forward revenue as set forth in the May 2025 Projections and added to it Blueprint’s estimated net cash of $39 million (calculated as net cash of $259 million as of June 30, 2025, less prepayment charges and applicable premiums upon a change of control) as of June 30, 2025, provided by the management of Blueprint, as set forth in the Internal Data, and divided the results of the foregoing calculations by the number of fully-diluted outstanding shares of Blueprint common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of May 30, 2025 based on information provided by the management of Blueprint and as set forth in the Internal Data. This analysis resulted in an implied per share equity value range for the shares of Blueprint common stock of approximately $103.40 to $171.75, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $130.99 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Blueprint based on the May 2025 Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of June 30, 2025, using discount rates ranging from 11.0% to 13.0% (based on Centerview’s analysis of Blueprint’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Blueprint over the period beginning on July 1, 2025 and ending on December 31, 2045, utilized by Centerview based on the May 2025 Projections, (ii) an implied terminal value of Blueprint, calculated by Centerview by assuming, as directed by Blueprint’s management, that Blueprint’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80% year-over-year (with the exception of early-stage pipeline / discovery and corporate / overhead cash flows, for which a 2% perpetuity growth rate was assumed) and (iii) tax savings from usage of Blueprint’s federal net operating losses and federal research and development tax credits of $1.1 billion as of December 31, 2024 and Blueprint’s future losses, as set forth in the May 2025 Projections, and (b) adding to the foregoing results Blueprint’s estimated net cash of $259 million as of June 30, 2025, provided by the management of Blueprint, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding shares of Blueprint common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of May 30, 2025 and as set forth in the Internal Data. This resulted in an implied per share equity value range for the shares of Blueprint common stock of approximately $115.80 to $148.50, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $130.99 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the shares of Blueprint common stock during the 52-week period ended May 30, 2025 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Blueprint during such period of $79.22 to $120.50 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the shares of Blueprint common stock in Wall Street research analyst reports publicly available as of May 30, 2025 (the last trading day before the public announcement of the Transactions), which indicated low and high stock price targets for Blueprint ranging from $83.00 to $167.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, including certain of the selected transactions set forth above in the section captioned “— Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent payments) to the closing price of the target company’s common stock on the trading day prior to the announcement of the transaction, or the last day prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premium reference range of 35% to 85% to Blueprint’s closing stock price on May 30, 2025 of approximately $101.35, which resulted in an implied price range of approximately $136.80 to $187.50 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of Blueprint with respect to the Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Blueprint and Parent and was approved by the Company Board. Centerview provided advice to Blueprint during these negotiations. Centerview did not, however recommend any specific amount of consideration to Blueprint or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to Blueprint, and Centerview did not receive any compensation from Blueprint during such period. In the two years prior to the date of Centerview’s written opinion, Centerview’s UK affiliate, Centerview Partners UK LLP (“Centerview UK”), provided, and is currently providing, financial advisory services unrelated to the Company to Parent, in connection with certain strategic matters, including the sale of its autoimmune drug, Enjaymo, to Recordati in 2024, and Centerview UK received between $10 million and $15 million in compensation from Parent for the financial advisory services that it provided in connection with the Enjaymo transaction. Centerview UK has not signed an engagement agreement with Parent relating to the other financial services that it is currently providing to Parent, but may do so in the future. Accordingly, it is uncertain whether Centerview UK will receive any fees in relation to such other financial services that it is currently providing to Parent and any fees that might be received in connection with such services cannot be quantified at this time. Centerview may provide financial advisory and other services to or with respect to Blueprint or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Blueprint, Parent or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s familiarity with the Company, strength and experience in the life sciences sector, and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, Blueprint has agreed to pay Centerview an aggregate fee of $50 million, $2 million of which was payable upon the rendering of Centerview’s opinion and $48 million of which is payable contingent upon consummation of the Transactions. In addition, Blueprint has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Jefferies LLC

Blueprint retained Jefferies as a financial advisor in connection with the Transactions. In connection with this engagement, the Company Board requested that Jefferies evaluate the fairness, from a financial point of view, of the Offer Consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. At a meeting of the Company Board held on May 31, 2025 to evaluate the Transactions, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated May 31, 2025, to the Company Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex A-2 to this Schedule 14D-9 and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the Offer Consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. Jefferies’ opinion did not address the relative merits of the Offer, the Merger or other Transactions as compared to any alternative transaction or opportunity that might be available to Blueprint, nor did it address the underlying business decision by Blueprint to engage in the Transactions. Jefferies’ opinion did not constitute a recommendation as to how the Company Board should vote, and does not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how any securityholder should act, with respect to the Transactions or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version, provided to Jefferies on May 31, 2025, of the Merger Agreement and related form of the CVR Agreement attached as an annex thereto;

•	reviewed certain publicly available financial and other information about Blueprint;

•

reviewed certain information furnished to Jefferies and approved for its use by the management of Blueprint, including risk-adjusted financial forecasts, estimates and analyses, relating to the (a) business, operations and prospects of Blueprint and (b) probability of and timing for achieving the Milestones under the CVR Agreement;

•	held discussions with members of the senior management of Blueprint regarding the matters described in the second and third bullets immediately above;

•

reviewed the share trading price history for Blueprint common stock and the implied trading multiples for Blueprint and certain publicly traded companies that Jefferies deemed relevant in evaluating Blueprint;

•	reviewed, to the extent publicly available, financial terms of certain transactions that Jefferies deemed relevant in evaluating the Transactions; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Blueprint or that was publicly available to Jefferies

(including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of Blueprint that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Blueprint or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. Jefferies did not evaluate and does not express any opinion as to the solvency or fair value of Blueprint or any other entity under any laws relating to bankruptcy, insolvency or similar matters. Jefferies’ analyses and opinion also did not consider any actual or potential arbitration, litigation, claims, or possible unasserted claims, audits, investigations or other proceedings involving Blueprint or any other entity.

With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to Blueprint that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Blueprint as to, and Jefferies assumed that they were an appropriate basis upon which to evaluate, the future financial performance of Blueprint and the other matters covered thereby (including management’s forecasts and assessments regarding the probability of and timing for achieving the Milestones under the CVR Agreement). Jefferies expressed no opinion as to Blueprint’s financial forecasts or estimates or the assumptions on which they were based.

Jefferies relied upon the assessments of the management of Blueprint as to, among other things, (i) the potential impact on Blueprint of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and third-party coverage and reimbursement for pharmaceutical products, (ii) matters relating to the products and product candidates of Blueprint, the potential use and indications for such products and product candidates, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such products and product candidates and related use and indications, the validity and duration of licenses and patents, (iii) matters relating to the Product (as defined in the CVR Agreement), including with respect to the probability and timing for achieving the Milestones, and (iv) Blueprint’s existing and future agreements and arrangements with, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers and other commercial and collaboration relationships. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Company Board was aware, the credit, financial and stock markets, and the industry in which Blueprint operates, have experienced and may continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on Blueprint or the Transactions.

Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Blueprint or the Transactions, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to Blueprint and the Company Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Blueprint or the Transactions and legal, regulatory, accounting and tax consequences to Blueprint or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement, the CVR Agreement and related documents. Jefferies assumed that the final form of the Merger Agreement and related CVR Agreement, when signed by the parties thereto, would be substantially similar to the execution version of the Merger Agreement and form of the CVR Agreement reviewed by Jefferies in all respects material to Jefferies’ analyses and opinion. Jefferies assumed that the Transactions would be consummated in accordance with the Merger Agreement and related CVR Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions or otherwise, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Blueprint or the Transactions or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion did not address the relative merits of the Offer, the Merger or other Transactions as compared to any alternative transaction or opportunity that might be available to Blueprint, nor did it address the underlying business decision by Blueprint to engage in the Transactions or the terms of the Merger Agreement, CVR Agreement or the documents referred to therein, including the form or structure of the Transactions, the form or terms of the CVR or any term, aspect or implication of any other agreement, arrangement or understanding entered into in connection with, or contemplated by or resulting from the Transactions or otherwise. Jefferies’ opinion was limited to the fairness, from a financial point of view, of the Offer Consideration to holders of Shares (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Blueprint held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Blueprint or otherwise. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Blueprint or any other party, other than the holders of Shares (other than Excluded Shares). Jefferies expressed no opinion as to the price at which Shares or any other security of Blueprint will trade or otherwise be transferable at any time, including following announcement or consummation of the Transactions. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of Blueprint’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the Offer Consideration. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to the Company Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Blueprint or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Blueprint in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blueprint. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Blueprint or its businesses or securities.

The terms of the Transactions were determined through negotiations between Blueprint and Parent, and the decision by Blueprint to enter into the Merger Agreement was solely that of the Company Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Board of Directors and should not be viewed as determinative of the views of the Company Board or Blueprint’s management with respect to the Transactions or the consideration payable in the Transactions.

Financial Analyses

The summary of the financial analyses described in this section entitled “—Financial Analyses” is a summary of the material financial analyses reviewed with the Company Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses.

For purposes of the financial analyses described below, (i) the term “Implied Consideration” refers to the $129.00 per Share cash amount payable in the Offer and the Merger plus, with respect to the contingent cash payments of up to $6.00 in the aggregate payable upon, and subject to, achievement of the Milestones prior to the expiration of the applicable milestone period, the implied net present value (as of June 30, 2025) of such contingent payments based on the probability and expected timing of achieving the Milestones, per Blueprint’s management, and calculated using a discount rate of 12.25% (which was the midpoint of a selected discount rate range of 11.25% to 13.25%) based on Jefferies’ professional judgment and experience, for an illustrative risk-adjusted net present value of $1.98 for the contingent payments in the aggregate, resulting in an Implied Consideration in the Transactions of $130.98 per Share and (ii) approximate implied per Share equity value reference ranges derived from such analyses were rounded to the nearest $0.05. The implied per Share equity value reference ranges described below were based on the Company’s fully diluted outstanding shares of Blueprint common stock as of May 30, 2025 as calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units and performance stock units) based on information provided by management of Blueprint.

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of Blueprint and the following ten selected publicly traded companies in the biopharmaceutical industry that Jefferies considered generally relevant for purposes of its analysis based on its professional judgment and experience (collectively referred to in this section as the “selected companies”):

Selected Companies	EV/2028E Revenue Multiple
Amicus Therapeutics, Inc.	1.9x
Apellis Pharmaceuticals, Inc.	1.7x
Ascendis Pharma A/S	4.5x
Axsome Therapeutics, Inc.	2.9x
Insmed Incorporated	5.4x
Ionis Pharmaceuticals, Inc.	2.8x
Krystal Biotech, Inc.	3.3x
Madrigal Pharmaceuticals, Inc.	2.5x
Rhythm Pharmaceuticals, Inc.	4.3x
TG Therapeutics, Inc.	4.4x

Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on May 30, 2025 plus total debt and certain other liabilities less cash and cash equivalents, as a multiple of calendar year 2028 estimated revenue. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Blueprint was based on the May 2025 Projections.

The overall low to high calendar year 2028 estimated revenue multiples observed for the selected companies were 1.7x to 5.4x (with a median of 3.1x). Jefferies then applied a selected range of enterprise value / 2028 estimated revenue multiples derived from the selected companies of 2.0x to 5.0x to Blueprint’s calendar year 2028 estimated revenue based on the May 2025 Projections. This analysis indicated the following approximate implied per Share equity value reference ranges for Blueprint, as compared to the Implied Consideration:

Implied Per Share Equity Value Reference Range	Implied Consideration
$59.15 – $136.25	$130.98

Selected Precedent Transactions Analysis. Using publicly available information, Jefferies reviewed financial data relating to the following six selected transactions announced since 2018 involving target biopharma companies with transaction values in excess of $5 billion and, among other things, commercial assets that Jefferies viewed as generally relevant for purposes of its analysis based on its professional judgment and experience (collectively referred to in this section as the “selected transactions”):

Date Announced	Target	Acquiror	4-Year Forward Revenue Multiple
January 2025	Intra-Cellular Therapies, Inc.	Johnson & Johnson	5.4x
July 2023	Reata Pharmaceuticals, Inc.	Biogen Inc.	6.0x
August 2022	Global Blood Therapeutics, Inc.	Pfizer Inc.	5.0x
May 2022	Biohaven Pharmaceutical Holding Company Ltd.	Pfizer Inc.	4.6x
February 2021	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	3.4x
January 2018	Bioverativ Inc.	Sanofi	5.7x

Jefferies reviewed, among other information, enterprise values of the target companies in the selected transactions (calculated as the offer value on a fully diluted equity basis plus total debt and certain other liabilities less cash and cash equivalents) as a multiple of risk-adjusted four-year forward revenue estimates of the target companies at the time of the applicable transaction announcement (“Four-Year Forward Revenue Multiple”). Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of Blueprint was based on the May 2025 Projections.

The overall low to high enterprise value / Four-Year Forward Revenue Multiples observed for the selected transactions were 3.4x to 6.0x (with median of 5.2x). Jefferies then applied a selected range of enterprise value / Four-Year Forward Revenue Multiples derived from the selected transactions of 3.5x to 6.0x to Blueprint’s estimated four-year forward revenue based on risk-adjusted estimates of Blueprint’s management as set forth in the May 2025 Projections. This analysis indicated the following approximate implied per Share equity value reference ranges for Blueprint, as compared to the Implied Consideration:

Implied Per Share Equity Value Reference Range	Implied Consideration
$103.40 – $171.75	$130.98

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Blueprint by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Blueprint was forecasted to generate during calendar years ending December 31, 2025 through December 31, 2045, based on the May 2025 Projections (inclusive of Blueprint’s net operating loss carryforwards and R&D tax credits). The implied terminal value of Blueprint was derived by assuming, as directed by Blueprint’s management, that Blueprint’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80% year-over-year (with the exception of cash flows related to early-stage platform and associated costs, for which a 2% perpetuity growth rate was assumed). The present values (as of June 30, 2025) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.25% to 13.25% (based on Jefferies’ professional judgment and experience). This analysis indicated the following approximate implied per Share equity value reference range for Blueprint, as compared to the Implied Consideration:

Implied Per Share Equity Value Reference Range	Implied Consideration
$112.50 – $143.65	$130.98

Certain Additional Information

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including:

•

historical closing trading prices of the Shares during the 52-week period ended May 30, 2025 (the last trading day before the public announcement of the Transactions), which reflected low and high closing stock prices for Blueprint during such period of approximately $79.22 to $120.50 per Share; and

•

stock price targets for the Shares in Wall Street research analysts’ reports publicly available as of May 30, 2025, which indicated low and high stock price targets for Blueprint of $83.00 to $167.00 per Share.

Miscellaneous

Blueprint has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee of $50 million, of which $2 million was payable upon delivery of Jefferies’ opinion to the Company Board and the balance is payable contingent upon consummation of the Offer. In addition, Blueprint agreed to reimburse Jefferies for certain expenses, including reasonable fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the Company Board was aware, Jefferies and its affiliates in approximately the two years prior to the date of Jefferies’ opinion have not provided financial advisory and/or financing services to Blueprint. Additionally, as the

Company Board was aware, in approximately the two years prior to the date of Jefferies’ opinion, Jefferies and its affiliates have provided financial advisory and financing services to Parent, for which services Jefferies and its affiliates have received compensation. Such services provided during the relevant two-year period include Jefferies having acted as financial advisor to Parent in connection with an undisclosed transaction, for which services Jefferies and its affiliates received aggregate fees of approximately $2 million. Likewise, as the Company Board was aware, in the future, Jefferies and its affiliates may provide financial advisory and financing services to Parent, for which services Jefferies would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates trade or hold and, in the future, may trade or hold securities or financial instruments (including loans and other obligations) of Blueprint, Parent and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

Jefferies was selected as a financial advisor to Blueprint in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with Blueprint’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Centerview and Jefferies to act as its financial advisors in connection with the Offer and the Merger and, in connection with such engagement, Centerview and Jefferies each provided an opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board,” which are attached as Annex A-1 and Annex A-2 to this Schedule 14D-9, respectively, and incorporated herein by reference. Neither Centerview nor Jefferies were engaged to solicit or provide, and such opinions do not constitute, a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

Information pertaining to the engagement of each of Centerview and Jefferies is included in “Item 4. The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board” and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share		Nature of Transaction
Ariel Hurley	5/5/2025	2,752	$54.13		Exercise of stock option award pursuant to 10b5-1 trading plan
Ariel Hurley	5/5/2025	1,252	$102.51	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Ariel Hurley	5/5/2025	1,400	$103.57	(2)	Sale of Shares pursuant to 10b5-1 trading plan

Name of Person	Transaction Date	Number of Shares	Price Per Share		Nature of Transaction
Ariel Hurley	5/5/2025	100	$104.78		Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/5/2025	607	$100.97	(3)	Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/5/2025	1,343	$101.77	(4)	Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/5/2025	180	$102.82	(5)	Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/5/2025	144	$103.56	(6)	Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/19/2025	804	$100.14	(7)	Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/19/2025	1,413	$100.67	(8)	Sale of Shares pursuant to 10b5-1 trading plan
Christina Rossi	5/19/2025	57	$101.72	(9)	Sale of Shares pursuant to 10b5-1 trading plan
Jeffrey Albers	5/27/2025	5,000	$36.05		Exercise of stock option award pursuant to 10b5-1 trading plan
Jeffrey Albers	5/27/2025	4,350	$101.02	(10)	Sale of Shares pursuant to 10b5-1 trading plan
Jeffrey Albers	5/27/2025	650	$101.93	(11)	Sale of Shares pursuant to 10b5-1 trading plan
Ariel Hurley	5/31/2025	120	$81.92		Automatic purchase of shares under a Code Section 423 employee stock purchase plan
Tracey McCain	5/31/2025	259	$81.92		Automatic purchase of shares under a Code Section 423 employee stock purchase plan
Percy Carter	6/3/2025	2,659	$127.88		Non-discretionary sale to cover tax withholding obligations in connection with the vesting of restricted stock units

(1)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $102.01 to $102.94 per share, inclusive.
(2)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.23 to $104.06 per share, inclusive.
(3)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.32 to $101.32 per share, inclusive.
(4)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.33 to $102.30 per share, inclusive.
(5)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $102.34 to $103.30 per share, inclusive.
(6)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.35 to $104.05 per share, inclusive.
(7)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $99.42 to $100.42 per share, inclusive.
(8)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.42 to $101.29 per share, inclusive.
(9)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.58 to $101.90 per share, inclusive.

(10)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.42 to $101.34 per share, inclusive.
(11)	The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.53 to $102.52 per share, inclusive.

On May 31, 2025, the Company issued an aggregate of 30,694 Shares, at a price of $81.92 per Share, to Company employees pursuant to the Company ESPP (for the regular purchase period ended May 31, 2025). No executive officers or directors of the Company participated in such purchases pursuant to the Company ESPP except in accordance with pre-existing elections as described in the table above.

Item 7. Purposes of the Transactions and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes, for purposes of this calculation, that (A) the Effective Time occurred on May 30, 2025, and that the aggregate consideration that would be payable for each Share pursuant to the Offer is equal to the Cash Offer Price ($129.00 per Share) plus the maximum amount of contingent payments payable pursuant to one (1) CVR (i.e., $6.00 per Share), (B) the employment of the named executive officer will be terminated on such date in a manner entitling such executive officer to receive severance payments and benefits under the terms of his or her applicable employment agreement, (C) the named executive officer timely executes (and does not revoke) a separation agreement containing a release of claims and complies with his or her respective restrictive covenant obligations, (D) the named executive officer’s base salary rate and target bonus remain unchanged from those in place as of May 30, 2025, (E) no named executive officer receives any additional equity grants, vests in any Company Options, Company RSUs or Company PSUs, exercises any Company Stock Options, or receives any shares in settlement of Company RSUs or Company PSUs, on or prior to the Effective Time, (F) no named executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits and (G) Company PSUs (and Rollover PSUs) will be based on maximum performance (i.e., 200% of target). The values in the table below do not include the value of payments or benefits that would have been earned on or prior to the Effective Time, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of the Company’s salaried employees.

Name of Person	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Kathryn Haviland, M.B.A.	3,449,924	42,854,442	80,000	13,698,449	60,082,815
Michael Landsittel, M.B.A.	1,464,784	10,398,103	58,000	1,964,099	13,884,986
Percy H. Carter, M.B.A., Ph.D.	1,573,732	11,943,347	58,000	2,486,342	16,061,421
Fouad Namouni, M.D.	1,937,503	14,680,729	58,000	3,779,898	20,456,130
Christina Rossi, M.B.A.	1,941,269	15,980,105	—	4,090,386	22,011,760

(1)

The amounts listed in this column represent cash severance payments that would be payable to each named executive officer under his or her existing employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or by the named executive officer for good reason, as of May 30, 2025. These severance benefits are “double trigger” payments and are paid in a lump sum, subject to a Separation Agreement and Release. Cash severance is comprised of (a) one and one-half times (or in the case of Ms. Haviland, two times) the executive’s current base salary, and (b) one and one-half times (or in the case of Ms. Haviland, two times) the executive’s target bonus. The amounts also include a 2025 target bonus pro-rated through May 30, 2025 (the assumed Closing Date for purposes of this Golden Parachute Table) pursuant to the terms of the Merger Agreement.

(2)

The amounts listed in this column represent the aggregate dollar value of the unvested Company Stock Options, unvested Company RSUs and unvested Company PSUs (based on maximum performance) (which include any Rollover Options, Rollover RSUs, and Rollover PSUs (based on maximum performance)) held by the Company’s named executive officers, as applicable as of May 30, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Treatment of Equity Awards.” The full amounts underlying the cash awards would be payable to each named executive officer under the Merger Agreement as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Treatment of Equity Awards” and under the named executive officer’s existing employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or by the named executive officer for good reason, as of May 30, 2025. These equity acceleration benefits for Company Options, Company RSUs and Company PSUs (excluding any Rollover Options, Rollover RSUs and Rollover PSUs) are “single trigger” benefits, paid in a lump sum, and the equity acceleration benefits for Rollover Options, Rollover RSUs and Rollover PSUs are “double trigger” benefits, paid in a lump sum.

(3)

The amounts listed in this column represent the estimated maximum value of the payment of the employer portion of COBRA premiums that would be due to each named executive officer under his or her employment agreement (i.e., up to 24 months of such payments for Ms. Haviland and up to 18 months of such payments for the other named executive officers), as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or by the executive for good reason, as of May 30, 2025. These benefits are “double trigger” benefits and are paid in monthly installments, subject to a Separation Agreement and Release.

(4)

The amounts listed in this column represent a reasonable estimate of the excise tax gross-up payment each named executive officer could be entitled to receive with respect to excise taxes incurred by the named executive officer under Section 4999 of the Code, based on assumptions by the Company made as of the date hereof. These amounts include estimated reductions for the potential value of existing restrictive covenants, but do not include any other potential reductions, including for reasonable compensation following the change in control, which could, for certain named executive officers, reduce the excise tax gross-up amounts to $0. Notwithstanding such amounts listed in this column, the aggregate amount of excise tax gross-up payments that may be made to the Company’s executive officers will be capped at $25 million, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control—Make Whole Payments.” The amounts listed in this column include the estimated amount of the excise tax gross-up payment that would be payable on a “double-trigger” basis upon a qualifying termination of employment on or following the Merger (i.e., a termination by the Company without cause or by the named executive officer for good reason, in either case on or within 12 months following the Merger) and/or a “single trigger” basis upon the acceleration of vesting of Company Options, Company RSUs and Company PSUs in connection with the Transactions. The actual amount of the excise tax gross-up payment for each individual, if any, will not be determinable until after the consummation of the Merger.

(b) Appraisal Rights.

No appraisal rights are available to stockholders of Blueprint in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Blueprint who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B and incorporated herein by reference. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Blueprint will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Blueprint stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH

APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX B ATTACHED HERETO CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•

prior to the later of the consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to Blueprint Medicines Corporation at 45 Sidney Street, Cambridge, Massachusetts 02139, Attention: Chief Legal and Compliance Officer, a written demand for appraisal of Shares held, which demand must reasonably inform Blueprint of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Blueprint Medicines Corporation at 45 Sidney Street, Cambridge, Massachusetts 02139, Attention: Chief Legal and Compliance Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal in his, her or its own name, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving entity.

Filing a Petition for Appraisal

Within one hundred and twenty days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within one hundred and twenty days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given to the person within ten days after a request by such person for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within one hundred and twenty days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included hereto as Annex B to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning fifteen percent (15%) or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least eighty five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, then each of the Company, Parent, Aventis, Purchaser, and their respective boards of directors will grant approvals and take such reasonable actions as are necessary so that the Transactions are consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to render such takeover statute inapplicable to the Transactions. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Compliance with the HSR Act

Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 30-day waiting period after the date of filing by Parent of its Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.

Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 9, 2025.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by

Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust or foreign investment laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Other Regulatory Clearances

Parent and the Company and their respective subsidiaries conduct business in a number of countries outside of the United States in which the Company’s products are currently sold. The consummation of the Offer is also conditioned upon the clearance or approval by the antitrust authorities in certain other jurisdictions and other relevant authorities under foreign investment laws. Competition and foreign investment authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws or foreign investment laws seeking to enjoin the purchase of Shares pursuant to the Offer, or seek the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent and its subsidiaries. There can be no assurance that Parent will obtain all required foreign antitrust or foreign investment approvals or clearances or that a challenge to the Offer by foreign competition or foreign investment authorities will not be made, or, if such a challenge is made, the result thereof.

Based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company understands that Parent believes that a mandatory antitrust merger control notification filing should be made in Austria and Germany and that a foreign investment notification should be made in Italy.

Austria

Under the Austrian Federal Cartel Act, the completion of certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, is conditional upon either the expiry of the statutory waiting period (four weeks) without neither the Federal Competition Authority (“FCA”) nor the Federal Cartel Attorney having requested an in-depth investigation of the Transactions by the Cartel Court; or the waiver by the FCA and the Federal Cartel Attorney of their right to request an in-depth investigation of the Transactions by the Cartel Court. The parties submitted a notification to the Austrian competition authorities on June 10, 2025. Parent and the Company anticipate expiry of the statutory (Phase I) waiting period by July 8, 2025 (24:00).

Germany

Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired, which Parent and the Company, without prejudice to Section 15 – “Conditions of the Offer,” anticipate to be by July 10, 2025 (assuming that the FCO will not open a further examination of the concentration pursuant to section 40(1) ARC). The parties submitted a notification to the FCO on June 10, 2025.

Italy

Under Law Decree No. 21/2012, certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated without approval without conditions, prescriptions, recommendations or similar measures from the Presidency of the Council of Ministers in Italy (the “Presidency”), or declaration by the Presidency of non-applicability of Law Decree No. 21/2012, or the relevant review period set forth by Article 2 of Law Decree No. 21/2012 expires with no express final decision of the Presidency via either approval or declaration as described above. The parties submitted a notification on June 9, 2025 and, without prejudice to Section 15 – “Conditions of the Offer,” anticipate the relevant review period set forth by Article 2 of Law Decree No. 21/2012 to expire within 45 calendar days of filing. The Presidency can extend the time period by: (a) ten calendar days if it issues a request for information to the Parent or the Company; (b) twenty calendar days if it issues a request for information to third parties; or (c) 40 calendar days, in case the coordination mechanism under Regulation EU 452/2019 is initiated.

(e) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Report on Form 10-Q for the three months ended March 31, 2025, each of which has been filed with the SEC.

(g) Legal Proceedings.

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

(h) Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9 constitute forward-looking statements, including, without limitation, statements regarding the proposed acquisition of the Company by Parent, the expected timetable for completing the Transactions, the Company’s future financial or operating performance including but not limited to forecasted or projected financial information, and the expectations and timing regarding the achievement of the Milestones under the CVR. The Company generally identifies forward-looking statements by terminology such as “aim,” “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “opportunity,” “contemplate,” “potential,” “continue,” “target” or the negative of these terms or other similar words, although not all forward-looking statements contain such terms. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. These forward-looking statements are only predictions, and such statements are based on current expectations and projections about future events and trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the Transactions, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of the Company’s stockholders will tender their shares in the Offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; (iv) the possibility that competing offers will be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions; (vi) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (vii) unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and competitors to the announcement of the Transactions, and/or potential difficulties in employee retention as a result of the announcement and pendency of the Transactions; (viii) risks related to non-achievement of the Milestones and that holders of the CVRs will not receive payments in respect of the CVRs; (ix) the risk that the marketing and sale of AYVAKIT/AYVAKYT or any future approved drugs may be unsuccessful or less successful than anticipated, or that AYVAKIT/AYVAKYT may not gain market acceptance by physicians, patients, third-party payors and others in the medical community; (x) the risk that the market opportunities for AYVAKIT/AYVAKYT or the Company’s drug candidates are smaller than the Company estimates or that any approval that the Company obtains may be based on a narrower definition of the patient population than the Company anticipates; (xi) the risk of delay of any current or planned clinical trials or the development of the Company’s current or future drug candidates, including but not limited to BLU-808 and elenestinib; (xii) risks related to the Company’s ability to successfully demonstrate the safety and efficacy of its drug candidates and gain approval of its drug candidates on a timely basis, if at all; (xiii) preclinical and clinical results for the Company’s drug candidates may not support further development of such drug candidates either as monotherapies or in combination with other agents or may impact the anticipated timing of data or regulatory submissions; (xiv) the timing of the initiation of clinical trials and trial cohorts at clinical trial sites and patient enrollment rates may be delayed or slower than anticipated; (xv) actions of regulatory agencies may affect the Company’s approved drugs or its current or future drug candidates, including affecting the initiation, timing and progress of clinical trials, as well as the pricing of its drug candidates; (xvi) risks related to the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for its products and current or future drug candidates it is developing; (xvii) the success of the Company’s current and future collaborations, financing arrangements, partnerships or licensing and other arrangements; (xviii) risks related to the Company’s liquidity and financial position and the accuracy of its estimates of revenues, expenses, cash burn, and capital requirements; and (xix) those risks detailed in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this Schedule 14D-9 relate only to events as of the date on which the statements are made. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Blueprint Medicines, AYVAKIT®, AYVAKYT® and associated logos are trademarks of Blueprint Medicines Corporation.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 17, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit No.	Description

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement published in the New York Times, dated June 17, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)*	Opinion of Centerview Partners LLC, dated May 31, 2025 (attached to this Schedule 14D-9 as Annex A-1).

(a)(5)(B)*	Opinion of Jefferies LLC, dated May 31, 2025 (attached to this Schedule 14D-9 as Annex A-2).

(a)(5)(C)	Joint Press Release issued on June 2, 2025 by Parent and the Company (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 2, 2025 (File No. 001-37359)).

(a)(5)(D)	Email from Kathryn Haviland, President and Chief Executive Officer of the Company, to employees on June 2, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9C filed by the Company on June 2, 2025 (File No. 005-88827)).

(a)(5)(E)	Blueprint Employee FAQ, first used on June 2, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company on June 2, 2025 (File No. 005-88827)).

(a)(5)(F)	Posting by the Company via LinkedIn and X on June 2, 2025 (incorporated by reference to Exhibit 99.3 of the Schedule 14D-9C filed by the Company on June 2, 2025 (File No. 005-88827)).

(a)(5)(G)	Investor Relations Message, dated June 2, 2025 (incorporated by reference to Exhibit 99.4 of the Schedule 14D-9C filed by the Company on June 2, 2025 (File No. 005-88827)).

(a)(5)(H)	Blueprint Medicines + Sanofi Overview for the Blue Crew dated June 2, 2025 (incorporated by reference to Exhibit 99.5 of the Schedule 14D-9C filed by the Company on June 2, 2025 (File No. 005-88827)).

(e)(1)	Agreement and Plan of Merger, dated as of June 2, 2025, by and among Parent, Aventis, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 2, 2025 (File No. 001-37359)).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Annex IV to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 2, 2025 (File No. 001-37359)).

(e)(3)	Confidentiality Agreement, dated as of May 24, 2024, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Amendment No. 1 to Confidentiality Agreement, dated as of November 5, 2024, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Amendment No. 2 to Confidentiality Agreement, dated as of May 17, 2025, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(6)	Exclusivity Agreement, dated as of May 18, 2025, by and between the Company and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(7)	Fifth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q filed by the Company on November 9, 2015 (File No. 001-37359)).

(e)(8)	Amended and Restated Bylaws, as amended on November 30, 2022, of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on December 6, 2022 (File No. 001-37359)).

Exhibit No.	Description

(e)(9)	2015 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K filed by the Company on February 13, 2020 (File No. 001-37359)).

(e)(10)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K filed by the Company on February 13, 2020 (File No. 001-37359)).

(e)(11)	Amendment Agreement dated as of December 23, 2022 by and between the Company and Jeffrey W. Albers (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on December 27, 2022 (File No. 001-37359)).

(e)(12)	Amended and Restated Employment Agreement, dated January 4, 2022 and effective as of April 4, 2022, by and between the Company and Kathryn Haviland (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on January 5, 2022 (File No. 001-37359)).

(e)(13)	First Amendment to Amended and Restated Employment Agreement, dated September 23, 2022, by and between the Company and Kathryn Haviland (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(14)	Employment Agreement, dated September 6, 2016, by and between the Company and Tracey L. McCain (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company on November 10, 2016 (File No. 001-37359)).

(e)(15)	First Amendment to Employment Agreement, dated December 22, 2021, by and between the Company and Tracey L. McCain (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(16)	Second Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Tracey L. McCain (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(17)	Employment Agreement, dated November 22, 2017, by and between the Company and Michael Landsittel (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on November 22, 2017 (File No. 001-37359)).

(e)(18)	First Amendment to Employment Agreement, dated January 30, 2019, by and between the Company and Michael Landsittel (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 5, 2019 (File No. 001-37359)).

(e)(19)	Second Amendment to Employment Agreement, dated December 22, 2021, by and between the Company and Michael Landsittel (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(20)	Third Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Michael Landsittel (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(21)	Amended and Restated Employment Agreement, dated January 4, 2022 and effective as of April 4, 2022, by and between the Company and Christina Rossi (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on January 5, 2022 (File No. 001-37359)).

(e)(22)	First Amendment to Amended and Restated Employment Agreement, dated September 23, 2022, by and between the Company and Christina Rossi (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

Exhibit No.	Description

(e)(23)	Employment Agreement, dated March 6, 2019, by and between the Company and Ariel Hurley (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on March 8, 2019 (File No. 001-37359)).

(e)(24)	First Amendment to Employment Agreement, dated December 22, 2021, by and between the Company and Ariel Hurley (incorporated by reference to Exhibit 10.11 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(25)	Second Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Ariel Hurley (incorporated by reference to Exhibit 10.10 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(26)	Third Amendment to Employment Agreement, dated February 15, 2023, effective as of January 1, 2023, by and between the Company and Ariel Hurley (incorporated by reference to Exhibit 10.39 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(27)	Employment Agreement, dated November 22, 2017, by and between the Company and Debra Durso-Bumpus, as amended by the First Amendment to Employment Agreement, dated February 10, 2020, by and between the Company and Debra Durso-Bumpus (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by the Company on February 13, 2020 (File No. 001-37359)).

(e)(28)	Second Amendment to Employment Agreement, dated December 22, 2021, by and between the Company and Debra Durso-Bumpus (incorporated by reference to Exhibit 10.10 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(29)	Third Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Debra Durso-Bumpus (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(30)	Employment Agreement, effective September 1, 2020, by and between the Company and Fouad Namouni, M.D. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 1, 2020 (File No. 001-37359)).

(e)(31)	First Amendment to Employment Agreement, dated December 22, 2021, by and between the Company and Fouad Namouni, M.D. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(32)	Second Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Fouad Namouni, M.D. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(33)	Amended and Restated Employment Agreement, dated January 11, 2021, by and between the Company and Becker Hewes, M.D. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on January 11, 2021 (File No. 001-37359)).

(e)(34)	First Amendment to Amended and Restated Employment Agreement, dated December 22, 2021, by and between the Company and Lemuel Becker Hewes, M.D. (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(35)	Second Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Lemuel Becker Hewes, M.D. (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(36)	Employment Agreement, effective as of May 19, 2021, by and between the Company and Percy H. Carter, M.D., Ph.D. (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on July 29, 2021 (File No. 001-37359)).

Exhibit No.	Description

(e)(37)	First Amendment to Employment Agreement, dated December 22, 2021, by and between the Company and Percy H. Carter, M.D., Ph.D. (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by the Company on December 23, 2021 (File No. 001-37359)).

(e)(38)	Second Amendment to Employment Agreement, dated September 23, 2022, by and between the Company and Percy H. Carter, M.D., Ph.D. (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(39)	Amended and Restated Employment Agreement, dated January 19, 2022 and effective as of April 4, 2022, by and between the Company and Philina Lee (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 20, 2022 (File No. 001-37359)).

(e)(40)	First Amendment to Amended and Restated Employment Agreement, dated September 23, 2022, by and between the Company and Philina Lee (incorporated by reference to Exhibit 10.11 of the Current Report on Form 8-K filed by the Company on September 23, 2022 (File No. 001-37359)).

(e)(41)	Form of Indemnification Agreement entered into between the Company and its directors (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 filed by the Company on March 23, 2015 (File No. 333-202938)).

(e)(42)	Form of Indemnification Agreement entered into between the Company and its officers (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form S-1 filed by the Company on March 23, 2015 (File No. 333-202938)).

(e)(43)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.15 of the Annual Report on Form 10-K filed by the Company on March 11, 2016 (File No. 001-37359)).

(e)(44)	Amended and Restated 2020 Inducement Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on June 27, 2022 (File No. 001-37359)).

(e)(45)	Non-Qualified Stock Option for Employees under the 2015 Stock Option and Incentive Plan (annual award) (incorporated by reference to Exhibit 10.76 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(46)	Non-Qualified Stock Option for Employees under the 2015 Stock Option and Incentive Plan (non-U.S. new hire award) (incorporated by reference to Exhibit 10.77 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(47)	Non-Qualified Stock Option for Non-Employee Directors under the 2015 Stock Option and Incentive Plan (annual award) (incorporated by reference to Exhibit 10.78 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(48)	Non-Qualified Stock Option for Non-Employee Directors under the 2015 Stock Option and Incentive Plan (new director award) (incorporated by reference to Exhibit 10.79 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(49)	Non-Qualified Stock Option for Employees under the 2020 Inducement Plan (incorporated by reference to Exhibit 10.80 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(50)	Performance-Based Restricted Stock Unit Award Agreement for Employees under the 2015 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.81 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(51)	Restricted Stock Unit Award for Employees under the 2015 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.82 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

Exhibit No.	Description

(e)(52)	Restricted Stock Unit Award for Non-Employee Directors under the 2015 Stock Option and Incentive Plan (annual award) (incorporated by reference to Exhibit 10.83 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(53)	Restricted Stock Unit Award for Non-Employee Directors under the 2015 Stock Option and Incentive Plan (new director award) (incorporated by reference to Exhibit 10.84 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(54)	Restricted Stock Unit Award for Employees under the 2020 Incentive Plan (incorporated by reference to Exhibit 10.85 of the Annual Report on Form 10-K filed by the Company on February 16, 2023 (File No. 001-37359)).

(e)(55)	Blueprint Medicines Corporation 2024 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 14, 2024 (File No. 001-37359)).

(e)(56)

Form of award agreements under the Blueprint Medicines Corporation 2024 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-8 filed by the Company on June 21, 2024 (File No. 333-280405)).

(g)	Not applicable.

*	Filed herewith.

Annex A-1—Opinion of Centerview Partners LLC, dated May 31, 2025

Annex A-2—Opinion of Jefferies LLC, dated May 31, 2025

Annex B—Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2025	Blueprint Medicines Corporation

	By:	/s/ Kathryn Haviland
	Name:	Kathryn Haviland
	Title:	Chief Executive Officer

Annex A-1

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 May 31, 2025

The Board of Directors

Blueprint Medicines Corporation

45 Sidley Street

Cambridge, MA 02139

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Blueprint Medicines Corporation, a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 2, 2025 (the “Agreement”), among SANOFI, a French société anonyme (“Parent”), Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent (“Aventis”), Rothko Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Aventis (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) $129.00 per Share in cash, without interest (the “Closing Amount”) and (b) one contractual contingent value right (a “CVR”) representing the right to receive the Milestone Payments (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, at the times provided for in the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the Effective Time (as defined in the Agreement) (other than (i) Dissenting Shares (as defined in the Agreement) immediately prior to the Effective Time; (ii) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time, (iii) each Share held immediately prior to the Effective Time by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser), and (iv) each Share irrevocably accepted for purchase in the Tender Offer (the shares referred to in clauses (i)-(iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK • LONDON • PARIS • SAN FRANCISCO • MENLO PARK

A-1-1

The Board of Directors

Blueprint Medicines Corporation

May 31, 2025

payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory services to the Company, and we have not received any compensation from the Company during such period. In the past two years, Centerview’s UK affiliate, Centerview Partners UK LLP (“Centerview UK”), has provided, and is currently providing, financial advisory services unrelated to the Company to Parent, in connection with certain strategic matters including the sale of its autoimmune drug, Enjaymo, to Recordati in 2024, and Centerview UK has received compensation from Parent for certain of such services. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) an execution draft of the Agreement dated as of June 2, 2025, and the form of CVR Agreement attached to the execution draft of the Agreement (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023, and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company, including the probability of realizing the Milestone Payments under the CVR Agreement and the timing of such payments, prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not

A-1-2

The Board of Directors

Blueprint Medicines Corporation

May 31, 2025

made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and the CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or the CVR Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement and the CVR Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

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The Board of Directors

Blueprint Medicines Corporation

May 31, 2025

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement and the CVR Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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Annex A-2

May 31, 2025

The Board of Directors

Blueprint Medicines Corporation

45 Sidley Street

Cambridge, MA 02139

The Board of Directors:

We understand that Blueprint Medicines Corporation, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated on or about June 2, 2025 (the “Merger Agreement”), by and among the Company, SANOFI, a French société anonyme (“Parent”), Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent (“Aventis”), and Rothko Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Aventis (the “Purchaser”), and that, in connection with such Merger Agreement, a Contingent Value Rights Agreement (the “CVR Agreement” and, together with the Merger Agreement, the “Agreements”) in substantially the form attached to the Merger Agreement is also contemplated. Pursuant to the terms of the Merger Agreement, Parent will cause the Purchaser to commence a tender offer (as it may be extended or amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) for (a) $129.00 per share in cash, without interest (the “Upfront Amount”) and (b) one contractual contingent value right (a “CVR”) representing the right to receive a contingent payment of (i) $2.00 per CVR upon the achievement of Milestone One (as such term is defined in the CVR Agreement) and (ii) $4.00 per CVR upon the achievement of Milestone Two (as such term is defined in the CVR Agreement, and together with Milestone One, the “Milestones”), at the time provided for in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (such CVR, together with the Upfront Amount, the “Consideration”).

We further understand that the Merger Agreement further provides that, following the consummation of the Offer, the Purchaser shall be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger” and together with the Offer, the “Transactions”), with the Company continuing as the surviving corporation following the Merger, and each share of Common Stock that is not validly tendered and accepted pursuant to the Offer (other than shares of Common Stock that are (a) Dissenting Shares, (b) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (c) held by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or (d) irrevocably accepted for purchase in the Offer (all such shares described in any of clauses (a), (b) or (c), together with any Shares held by any affiliate of the Company or Parent, the “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transactions are more fully set forth in the Agreements and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transactions by the holders of shares of Common Stock (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version, provided to us on May 31, 2025 of the Merger Agreement and related form of the CVR Agreement attached as an exhibit thereto;

(ii)	reviewed certain publicly available financial and other information about the Company;

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(iii)

reviewed certain information furnished to us and approved for our use by the Company’s management, including risk-adjusted financial forecasts, estimates and analyses, relating to the (a) business, operations and prospects of the Company and (b) the probability of and timing for achieving the Milestones under the CVR Agreement;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history for the Common Stock and the implied trading multiples for the Company and certain publicly traded companies that we deemed relevant in evaluating the Company;

(vi)	reviewed, to the extent publicly available, financial terms of certain transactions that we deemed relevant in evaluating the Transaction; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analyses and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on the assurances of the management and other representatives of the Company that they are not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In our review, we have not made and did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities of, the Company or any other entity, and we have not been furnished with and assume no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or any other entity under any laws relating to bankruptcy, insolvency or similar matters. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, audits, investigations or other proceedings involving the Company or any other entity.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed that the financial forecasts and estimates relating to the Company that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and we have assumed that they are an appropriate basis upon which to evaluate, the future financial performance of the Company and the other matters covered thereby (including management’s forecasts and assessments regarding the probability of and timing for achieving the Milestones under the CVR Agreement). We express no opinion as to the Company’s financial forecasts or estimates or the assumptions on which they are made.

We have relied upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry including with respect to the pricing of and third-party coverage and reimbursement for pharmaceutical products, (ii) (ii) matters relating to the products and product candidates of the Company, the potential use and indications for such products and product candidates, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such products and product candidates and related use and indications, the validity and duration of licenses and patents, (iii) matters relating to the Product (as defined in the CVR Agreement), including with respect to the probability of and timing for achieving the Milestones, and (iv) the Company’s existing and future agreements and arrangements with, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers and other commercial and collaboration relationships. We have assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

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Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which the Company operates have experienced and may continue to experience volatility and disruptions and we express no view or opinion as to any potential effects of such volatility or disruptions on the Company or the Transactions.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company or the Transactions, and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and its Board of Directors (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transaction and legal, regulatory, accounting and tax consequences to the Company or its securityholders of the terms of, and transactions contemplated by, the Agreements. We have assumed that the final form of the Agreements will be substantially similar to the execution version of the Merger Agreement and form of CVR Agreement attached as an exhibit thereto reviewed by us in all respects material to our analyses and opinion. We have also assumed that the Transactions will be consummated in accordance with the terms of the Agreements without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements. We have also assumed that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions or otherwise, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company or the Transactions or that otherwise would be meaningful in any respect to our analyses or opinion.

Our opinion does not address the relative merits of the transactions contemplated by the Agreements as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transactions or the terms of the Agreements or the documents referred to therein, including the form or structure of the Transactions, the form or terms of the CVR or any term, aspect or implication of any other agreement, arrangement or understanding entered into in connection with, or contemplated by or resulting from the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by the holders of Common Stock (to the extent specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of the Company held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of the Company or otherwise. In addition, you have not asked us to address, and this opinion does not address, the fairness, financial or otherwise, to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than the holders of shares of Common Stock (other than Excluded Shares). We express no opinion as to the price at which shares of Common Stock or any other security of the Company will trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the Consideration to be received by holders of shares of Common Stock. The issuance of our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its consideration of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender shares of the Common Stock in the Tender Offer or how the Board should vote, or any securityholder should act, with respect to the Transaction or any other matter.

A-2-3

We have been engaged by the Company to act as a financial advisor to the Company in connection with the Transactions and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transactions. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As the Board is aware, in the past two years, we and our affiliates have not provided financial advisory or financing services to the Company. As you are also aware, we have, in the past two years, provided financial advisory or financing services to Parent and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we and our affiliates trade or hold and, in the future, may trade or hold securities or financial instruments (including loans and other obligations) of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock (other than Excluded Shares) pursuant to the Agreements is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

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Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.